Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE PERIOD ENDED MARCH 31, 2019

Dated: June 24, 2019

CANOPY GROWTH CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

FORWARD LOOKING INFORMATION3

CURRENCY AND EXCHANGE RATE INFORMATION5

GLOSSARY OF CERTAIN TERMS6

CORPORATE STRUCTURE10

DEVELOPMENT OF THE BUSINESS11

DESCRIPTION OF BUSINESS19

RISK FACTORS47

DIVIDENDS AND DISTRIBUTIONS72

CAPITAL STRUCTURE72

MARKET FOR SECURITIES72

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER75

DIRECTORS AND EXECUTIVE OFFICERS75

LEGAL PROCEEDINGS AND REGULATORY ACTIONS83

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS83

TRANSFER AGENT AND REGISTRAR84

MATERIAL CONTRACTS84

AUDIT COMMITTEE INFORMATION84

INTERESTS OF EXPERTS86

ANNUAL INFORMATION FORM

In this annual information form (“Annual Information Form”), unless otherwise noted or the context indicates otherwise, the “Corporation” and “Canopy Growth”, refer to Canopy Growth Corporation and its subsidiaries and affiliates, as applicable.

All financial information in this Annual Information Form is reported according to International Financial Reporting Standards as issued by the International Accounting Standards Board. All amounts reported are in Canadian dollars, unless otherwise stated. The information contained herein is dated as of March 31, 2019, unless otherwise stated.

FORWARD LOOKING INFORMATION

This Annual Information Form contains “forward-looking statements” within the meaning of section 27A of the United States Securities Act of 1933, section 21E of the United States Securities Exchange Act of 1934, the United States Private Securities Litigation Reform Act of 1995 or in releases made by the SEC all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities laws. These expectations may not be appropriate for other purposes. Generally, this forward-looking information is often identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates” “forecasts”, “intends”, “anticipates”, or “believes” or variation (including negative variations) of such words and phrases, or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken or occur and includes, but is not limited to, information regarding:

•	the legislation, regulations and licensing related to the cultivation, production and sale of cannabis and hemp products by the Corporation’s subsidiaries and other business interests;
•	the potential time frame for the implementation of regulations with respect to the regulatory framework for ingestible cannabis, cannabis extracts and cannabis topical products;
•	legislation to legalize and regulate medical or recreational cannabis or hemp (and the consumer products derived from each of the foregoing) internationally;
•	the ability to enter and participate in international market opportunities;
•	the success of the entities the Corporation acquires and the Corporation’s collaborations;
•	the market for the Corporation’s current and proposed product offerings, as well as the Corporation’s ability to capture market share;
•	the benefits and applications of the Corporation’s product offering and expected sales thereof;
•	development of affiliated brands, product diversification and future corporate development;
•	anticipated investment in and results of research and development;
•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
•	the implementation of the Acreage Arrangement, including the eventual closing of such acquisition upon the occurrence or waiver of the Triggering Event;
•	future expenditures, strategic investments and capital activities; and

•	the competitive landscape in which the Corporation operates and the Corporation’s market expertise.

Forward-looking statements are based on the reasonable assumptions, estimates, internal and external analysis and opinions of management made considering its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Information Form include, but are not limited to: changes in laws, regulations and guidelines; compliance with laws; international laws; operational, regulatory and other risks; CBI Group is a significant shareholder; limited operating history; execution of business strategy; management of growth; difficulty to forecast; conflicts of interest; litigation; competition; reputational risk; stock exchange restrictions; risks associated with divestment and restructuring; operational structure; reliance on licences; reliance on facilities; dependence upon Key Personnel; reliance on key inputs; vulnerability to rising energy costs; dependence on suppliers and skilled labour; risks inherent in an agricultural business; transportation risks; wholesale price volatility; insurance risks; environmental and employee health and safety regulations; product liability; product recalls; customer acquisitions; contracts with provincial and territorial governments; constraints on marketing products; risks inherent in acquisitions and investments; unknown defects and impairments; expansion into foreign jurisdictions; governmental regulations; cannabis is a controlled substance in the United States; 2018 Farm Bill risks; entry bans into the United States; banking risks; enforceability of contracts; operations in emerging markets; corruption and fraud; inflation; restrictions on the acquisition or use of properties by foreign investors; reliance on international advisors and consultants; anti-money laundering laws and regulation risks; anti-bribery law violations; future sales or issuances of securities; liquidity and additional financing; market price of securities; increased volatility for dual listed common shares; liquidity of the Common Shares; market for securities; sales of common shares by the CBI Group; dividend policy; TSX and NYSE listings; foreign private issuer status; obligations as a public company; cybersecurity and privacy risks; intellectual property; challenging global financial conditions; credit and liquidity risk; and hedging risk.

Although the Corporation has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as at the date of the Annual Information Form. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. The Corporation does not intend or undertake to publicly update any forward-looking statements that are included in this Annual Information Form, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

CURRENCY AND EXCHANGE RATE INFORMATION

This Annual Information Form contains references to Canadian dollars, referred to herein as “$”, United States dollars, referred to herein as “US$”, Euros, referred to herein as “€” and British Pounds, referred to herein as “₤”.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one U.S. dollar in exchange for Canadian dollars published by the Bank of Canada.

	Year ended March 31
	2019	2018	2017

High	$1.3642	$1.3743	$1.3582
Low	$1.2552	$1.2128	$1.2533
Average	$1.3118	$1.2837	$1.3130
Closing	$1.3363	$1.2894	$1.3310

On June 24, 2019, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = $1.3194 or $1.00 = US$0.7579.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one Euro in exchange for Canadian dollars published by the Bank of Canada.

	Year ended March 31
	2019	2018	2017

High	$1.5890	$1.6124	$1.5010
Low	$1.4791	$1.4102	$1.3854
Average	$1.5191	$1.5011	$1.4404
Closing	$1.5002	$1.5867	$1.4222

On June 24, 2019, the average daily exchange rate as reported by the Bank of Canada was €1.00 = $1.5029 or $1.00 = €0.6654.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one British pound in exchange for Canadian dollars published by the Bank of Canada.

	Year ended March 31
	2019	2018	2017

High	$1.8132	$1.8371	$1.9232
Low	$1.6633	$1.5899	$1.5859
Average	$1.7229	$1.7022	$1.7148
Closing	$1.7418	$1.8106	$1.6650

On June 24, 2019, the average daily exchange rate as reported by the Bank of Canada was ₤1.00 = $1.6798 or $1.00 = ₤0.5953.

GLOSSARY OF CERTAIN TERMS

The following terms are used in this document:

“2018 Farm Bill” means the Agricultural Improvement Act of 2018;

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada), repealed on October 17, 2018;

“Acreage” means Acreage Holdings, Inc.;

“Acreage Arrangement” has the meaning ascribed thereto under the heading “Development of the Business – Three Year History – Recent Developments (April 1, 2019 to June 24, 2019)”;

“AEMPS” has the meaning ascribed thereto under the heading “Description of Business – Activities Outside Canada - Spain”;

“AGLC” has the meaning ascribed thereto under the heading “Description of Business – Distribution and Sales – Recreational Cannabis”;

“Agripharm” means Agripharm Corp.;

“AgriNEXTusa” means AgriNEXTusa, LLC;

“AIM2” means AIM2 Ventures Inc.;

“Aldergrove Site” has the meaning ascribed thereto under the heading “Description of Business – Aldergrove, British Columbia”;

“Amended Investor Rights Agreement” has the meaning ascribed thereto under the heading “Development of the Business – Three Year History – Fiscal 2019 (April 1, 2018 to March 31, 2019)”;

“ANVISA” has the meaning ascribed thereto under the heading “Description of Business – Activities Outside Canada – Brazil”;

“Arrangement Agreement” has the meaning ascribed thereto under the heading “Development of the Business – Three Year History – Recent Developments (April 1, 2019 to June 24, 2019)”;

“AusCann” means AusCann Group Holdings Ltd.;

“BC Tweed” means BC Tweed Joint Venture Inc.;

“Beckley Canopy” means Beckley Canopy Therapeutics Ltd.;

“BfArM” has the meaning ascribed thereto under the heading “Description of Business – Activities Outside Canada - Germany”;

“C3” means C3 Cannabinoid Compound Company;

“Cafina” means Canamo y Fibras Naturales, S.L.;

“cannabis” has the meaning given to such term in the Cannabis Act;

“Cannabis Act” means the Cannabis Act, S.C. 2018, c. 16, and its regulations;

“cannabis oil” has the meaning given to such term in the Cannabis Act;

“Canopy Australia” means Canopy Growth Australia Pty Ltd. (formerly Spectrum Cannabis Australia Pty Ltd.);

“Canopy Growth” means Canopy Growth Corporation;

“Canopy LATAM” means Canopy Growth LATAM Holdings Corporation;

“Canopy Notes” has the meaning ascribed thereto under the heading “Development of the Business – Three Year History – Fiscal 2019 (April 1, 2018 to March 31, 2019)”;

“Canopy Rivers” means Canopy Rivers Inc.;

“CAS” means the Canadian AIDS Society;

“CBD” means cannabidiol;

“CBG” means CBG Holdings LLC;

“CBI Group” means Constellation Brands and its affiliates;

“CBP” means the United States Customs and Border Protection;

“CDSA” means the Controlled Drugs and Substances Act (Canada);

“CHI” means Canopy Health Innovations Inc. (d/b/a Spectrum Therapeutics Applied Research);

“CLA” has the meaning ascribed thereto under the heading “Description of Business – Activities Outside Canada - Jamaica”;

“Cole Memorandum” has the meaning ascribed thereto under the heading “Description of Business – Activities Outside Canada – United States”;

“Common Shares” means the common shares in capital of Canopy Growth;

“Consent Agreement” has the meaning ascribed thereto under the heading “Development of the Business – Three Year History – Recent Developments (April 1, 2019 to June 24, 2019)”;

“Constellation Brands” means Constellation Brands, Inc.:

“Corporation” has the meaning ascribed thereto under the heading “Annual Information Form”;

“CSA” means the United States Controlled Substances Act;

“DEA” means the United States Drug Enforcement Agency;

“Dealer’s Licence” means the licence issued pursuant to the CDSA to conduct research and possess substance on Schedule 2 of the CDSA;

“Delta Site” has the meaning ascribed thereto under the heading “Description of Business – Delta, British Columbia”;

“DNA Genetics” or “DNA” means DNA Holding, LLC;

“dried cannabis” has the meaning given to such term in the Cannabis Act;

“ebbu” means ebbu, Inc.;

“Exchangeable Shares” has the meaning ascribed thereto under the heading “Development of the Business – Three Year History – Fiscal 2019 (April 1, 2018 to March 31, 2019)”;

“FCEN” has the meaning ascribed thereto under the heading “Description of Business – Activities Outside Canada – United States”;

“FCEN Memo” has the meaning ascribed thereto under the heading “Description of Business – Activities Outside Canada – United States”;

“FDA” means the United States Food and Drug Administration;

“FDCA” means the Food, Drug, and Cosmetic Act;

“forward looking statements” has the meaning ascribed thereto under the heading “Forward Looking Information”;

“GAAP” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“GCILP” means Greenstar Canada Investment Limited Partnership;

“Green House Seeds” means Green House Holdings North America Inc.;

“Green Transaction” has the meaning ascribed thereto under the heading “Description of Business – Products and Services – Industrial Hemp”;

“Groupe Hemp” means Groupe H.E.M.P.CA Inc.;

“Hiku” means Hiku Brands Company Ltd.;

“Indenture” has the meaning ascribed thereto under the heading “Development of the Business – Three Year History – Fiscal 2019 (April 1, 2018 to March 31, 2019)”;

“industrial hemp” has the meaning given to such term in the Industrial Hemp Regulations (Canada);

“Key Personnel” has the meaning ascribed thereto under the heading “Risk Factors”;

“Landesbehorden” has the meaning ascribed thereto under the heading “Description of Business – Activities Outside Canada - Germany”;

“Licence” means a licence issued under Section 62(1) of the Cannabis Act in relation to cannabis;

“Licence Holder” means a holder of a Licence issued under Section 62(1) of the Cannabis Act in relation to cannabis;

“Minister” means the Minister of Health;

“MMPR” means the Marihuana for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada);

“Multiple Voting Shares” means the multiple voting shares in the capital of Canopy Rivers;

“NCR” means the Narcotic Control Regulations (Canada);

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NYSE” means the New York Stock Exchange;

“Organa Brands” means National Concessions Group Inc.;

“Original Investor Rights Agreement” has the meaning ascribed thereto under the heading “Development of the Business – Three Year History – Fiscal 2018 (April 1, 2017 to March 31, 2018)”;

“PharmHouse” means Pharmhouse Inc.;

“PIPEDA” means the Personal Information Protection and Electronic Documents Act (Canada);

“Requirements” has the meaning ascribed thereto under the heading “Description of Business – Activities Outside Canada – United States”;

“SEC” means the United States Securities and Exchange Commission;

“Second Amended Investor Rights Agreement” has the meaning ascribed thereto under the heading “Development of the Business – Three Year History – Recent Developments (April 1, 2019 to June 24, 2019)”;

“Section 404” has the meaning ascribed thereto under the heading “Risk Factors”;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Sitebrand” means Sitebrand Inc.;

“SLGA” has the meaning ascribed thereto under the heading “Description of Business – Distribution and Sales – Recreational Cannabis”;

“Spectrum” means Spectrum Cannabis Canada Ltd.

“Spectrum Health” means Spectrum Health Corp. (formerly Mettrum Health Corp.);

“Spot” means Spot Therapeutics Inc.;

“Sessions Memorandum” has the meaning ascribed thereto under the heading “Risk Factors”;

“Staff Notice” has the meaning ascribed thereto under the heading “Description of Business – Activities Outside Canada – United States”;

“Storz & Bickel” has the meaning ascribed thereto under the heading “Development of the Business – Three Year History – Fiscal 2019 (April 1, 2018 to March 31, 2019)”;

“Subordinated Voting Shares” means the subordinated voting shares in the capital of Canopy Rivers;

“TerrAscend” means TerrAscend Corp.;

“THC” means delta-9-tetrahydrocannabinol;

“Tranche A Warrants” means the 88,472,861 common share purchase warrants issued by Canopy Growth to CBG represented by the Tranche A common share purchase warrant dated November 1, 2018, issued by Canopy Growth to CBG.

“Tranche B Warrants” means the 51,272,592 common share purchase warrants issued by Canopy Growth to CBG represented by the Tranche B common share purchase warrant dated November 1, 2018, issued by Canopy Growth to CBG.

“Triggering Event” has the meaning ascribed thereto under the heading “Development of the Business – Three Year History – Recent Developments (April 1, 2019 to June 24, 2019)”;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“Tweed” means Tweed Inc.;

“Tweed Farms” means Tweed Farms Inc.;

“Tweed Grasslands” means Tweed Grasslands Cannabis Inc. (formerly rTrees Producers Limited);

“Tweed JA” has the meaning ascribed thereto under the heading “Description of Business – Activities Outside Canada – Jamaica”;

“Vert” means Vert Cannabis Inc. (formerly Vert Médical); and

“Vert Mirabel” means Les Serres Vert Cannabis Inc.

CORPORATE STRUCTURE

Name, Address and Incorporation

Canopy Growth was incorporated pursuant to the provisions of the Canada Business Corporations Act on August 5, 2009 under the name “LW Capital Pool Inc.” The Corporation changed its name to Tweed Marijuana Inc. on March 26, 2014, and later to Canopy Growth Corporation on September 17, 2015.

On September 17, 2015, upon changing its name from Tweed Marijuana Inc. to Canopy Growth Corporation, Canopy Growth made a corresponding change to the trading symbol on the TSXV from “TWD” to “CGC”. On July 26, 2016, the Corporation graduated to the TSX. On February 1, 2017, the trading symbol for the Common Shares on the TSX was changed to “WEED”. On May 24, 2018, the Common Shares commenced trading on the NYSE with the trading symbol “CGC”.

The Corporation’s head and registered office is located at 1 Hershey Drive, Smiths Falls, Ontario, K7A 0A8. Canopy Growth’s corporate website is www.canopygrowth.com. The information contained on the Corporation’s website is not incorporated by reference into this Annual Information Form.

Intercorporate Relationships

The following chart illustrates, as at the date of this Annual Information Form, the Corporation’s material subsidiaries, the percentage of voting securities of each that are held by Canopy Growth either directly or indirectly, and their respective jurisdictions of incorporation, continuance, formation or organization.

Subsidiary Name	Ownership Interest by Canopy Growth	Jurisdiction
Canadian operations
Tweed Inc.	100%	Canada
Tweed Farms Inc.	100%	Canada
Spectrum Health Corp.	100%	Ontario
Spectrum Cannabis Canada Ltd.	100%	Ontario
Tweed Grasslands Canada Inc.	100%	Saskatchewan
1955625 Ontario Inc.	100%	Ontario
2605837 Ontario Inc.	100%	Ontario
Vert Cannabis Inc.	100%	Canada
Spot Therapeutics Inc.	100%	New Brunswick
Canopy Rivers Inc.	27.1%(1)	Ontario
Canopy Hemp Corporation	100%	Canada
Les Serres Vert Cannabis Inc.	66.7%	Quebec
BC Tweed Joint Venture Inc.	100%	Canada
Canopy Health Innovations Inc.	100%	Canada
Hiku Brands Company Ltd.	100%	British Columbia
TS BrandCo Inc.	100%	Ontario
DOJA Cannabis Ltd.	100%	British Columbia
10006215 Manitoba Ltd.	100%	Manitoba
2102397 Alberta Ltd.	100%	Alberta

(1)Canopy Growth owns 36,468,318 Multiple Voting Shares in the capital of Canopy Rivers, representing 100% of the issued and outstanding Multiple Voting Shares. Canopy Growth also owns 15,223,938 Subordinated Voting Shares in the capital of Canopy Rivers, representing 9.86% of the issued and outstanding Subordinated Voting Shares. The Subordinated Voting Shares are listed for trading on the TSXV and each Subordinated Voting Share is entitled to one vote per share whereas each Multiple Voting Share is entitled to 20 votes per share on all matters requiring shareholder approval. In the aggregate, Canopy Growth owns approximately 27.1% of the issued and outstanding shares in the capital of Canopy Rivers and approximately 85.4% of the voting power attached to all outstanding shares. Holders of Subordinated Voting Shares and Multiple Voting Shares will vote together on all matters subject to a vote of holders of both of those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law. The Multiple Voting Shares are convertible into Subordinated Voting Shares on a one-for-one basis at any time at the option of the holder thereof and automatically in certain other circumstances.

Additionally, the Corporation has subsidiaries in the United States, Australia, New Zealand, Czech Republic, Denmark, Germany, Greece, the Netherlands, Poland, the United Kingdom, Argentina, Peru, Chile, Panama, Colombia, Brazil, Bahamas, Jamaica, Mexico and South Africa.

DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal 2017 (April 1, 2016 to March 31, 2017)

On April 15, 2016, Canopy Growth issued 5,002,500 Common Shares for gross proceeds of approximately $11.5 million pursuant to a short form prospectus offering underwritten by a syndicate of underwriters led by Dundee Securities Ltd. and including GMP Securities L.P.

On May 9, 2016, Canopy Growth entered into a partnership with AusCann, an Australian medical cannabis company, pursuant to which Canopy Growth acquired an initial 15% ownership stake in AusCann.

On June 28, 2016, Canopy Growth entered into an agreement with Entourage Phytolab S.A. to form a new entity in order to facilitate the importation of proprietary cannabis varieties and know-how into the Brazilian market.

On July 26, 2016, the Common Shares commenced trading on the TSX.

On August 5, 2016, Canopy Growth closed a $5.5 million financing with a five year term with a commercial lending institution.

On August 15, 2016, Mark Zekulin was appointed President of Canopy Growth.

On August 24, 2016, Canopy Growth issued 9,453,000 Common Shares for gross proceeds of approximately $34.5 million pursuant to a short form prospectus offering underwritten by a syndicate of underwriters co-led by GMP Securities L.P. and Dundee Securities Ltd. and including INFOR Financial Inc. and PI Financial Corp.

On November 1, 2016, Canopy Growth acquired all of the issued and outstanding shares of Vert in exchange for 58,978 Common Shares and, subject to meeting certain milestones, up to an additional 294,900 Common Shares.

On November 1, 2016, Canopy Growth acquired all of the issued and outstanding shares of Groupe Hemp in exchange for $300,000 in cash and 129,018 Common Shares and, subject to meeting certain milestones, up to an additional 129,019 Common Shares.

On December 12, 2016, Canopy Growth acquired all of the issued and outstanding shares of Canopy Growth Germany GmbH (formerly MedCann GmbH Pharma and Nutraceuticals) in exchange for 674,631 Common Shares and, subject to meeting certain milestones, up to an additional 490,641 Common Shares.

On December 12, 2016, Tweed was issued its Dealer’s Licence.

On December 22, 2016, Canopy Growth issued 5,662,000 Common Shares for gross proceeds of approximately $60 million pursuant to a short form prospectus offering underwritten by a syndicate of underwriters co-led by GMP Securities L.P. and Dundee Capital Partners and including Cormark Securities Inc., PI Financial Corp. and Canaccord Genuity Corp.

On January 16, 2017, Canopy Growth acquired the property at 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8 in exchange for approximately $5.6 million in cash and 94,397 Common Shares.

On January 31, 2017, Canopy Growth acquired all of the issued and outstanding shares of Spectrum Health by way of a statutory plan of arrangement under the Business Corporations Act (Ontario). Pursuant to the terms of the arrangement agreement, shareholders of Spectrum Health received 0.7132 of a Common Share in exchange for each common share of Spectrum Health, resulting in the issuance of 34,265,042 Common Shares.

On March 22, 2017, Canopy Growth issued 2,500,000 Common Shares for aggregate gross proceeds of approximately $24.25 million pursuant to a private placement.

Fiscal 2018 (April 1, 2017 to March 31, 2018)

On May 1, 2017, Canopy Growth acquired all of the issued and outstanding shares of Tweed Grasslands in exchange for 698,901 Common Shares and, subject to meeting certain milestones, up to an additional 2,795,604 Common Shares.

On June 16, 2017, Tweed Grasslands was issued a cultivation licence by Health Canada.

On June 20, 2017, Canopy Growth announced its expansion into South America with Spectrum Cannabis Chile SpA through a strategic partnership with a domestic Chilean medical cannabis company.

On July 27, 2017, Canopy Growth issued 3,105,590 Common Shares for aggregate gross proceeds of approximately $25 million pursuant to a private placement with a single subscriber.

On August 28, 2017, Canopy Growth acquired all of the issued and outstanding shares of Spot in exchange for 111,669 Common Shares and, subject to meeting certain milestones, additional Common Shares valued at a maximum of $1.25 million.

On September 8, 2017, Canopy Growth acquired a parcel of land adjacent to an existing facility in Niagara-on-the-Lake, Ontario in exchange for $6 million in cash, 111,366 Common Shares and, subject to meeting certain milestones, additional Common Shares valued at $2 million.

On September 11, 2017, Canopy Growth entered into a supply license agreement with Alcaliber, S.A. for the use of certain Canopy Growth strains and seeds in the cultivation of cannabis in Spain.

On September 13, 2017, Canopy Growth entered into a supply agreement with AusCann for the exclusive supply of medical cannabis for the Australian market.

On September 14, 2017, Canopy Growth sold all of the issued and outstanding shares of Mettrum (Bennett North) Ltd., a wholly-owned subsidiary, to Cannabis Care Canada Inc. in exchange for $7 million in cash. In connection with the sale, Canopy Growth entered into a three-year supply agreement with Mettrum (Bennett North) Ltd.

On September 21, 2017, Canopy Growth entered into a joint venture with Danish Cannabis ApS to form Canopy Growth Denmark ApS. Pursuant to the agreement, Canopy Growth invested $10 million in connection with the proposed operations in Denmark and agreed to issue up to 1,906,214 Common Shares to Danish Cannabis ApS subject to meeting certain milestones.

On October 11, 2017, Canopy Growth entered into a joint venture with a large-scale greenhouse operator to form BC Tweed and develop two greenhouse facilities in British Columbia. Pursuant to the agreement, Canopy Growth maintained ownership of 66.7% of BC Tweed and agreed to invest an additional $20 million. Subject to meeting certain milestones, Canopy Growth also agreed to issue 310,316 Common Shares over two tranches and additional Common Shares with a value of $2.75 million over two remaining tranches.

On October 25, 2017, Canopy Growth entered into a strategic partnership in the Jamaican cannabis market with Tweed JA, of which Canopy Growth owned 49%.

On November 2, 2017, GCILP, a wholly-owned subsidiary of Constellation Brands, invested $245 million in Canopy Growth in exchange for (i) 18,876,901 Common Shares; and (ii) 18,876,901 Common Share purchase warrants exercisable at an exercise price per Common Share of $12.9783 in two equal tranches, the first exercisable tranche date being August 1, 2018, and the second exercisable tranche date being February 1, 2019, all of which expire 30 months from November 2, 2017. The investment resulted in GCILP owning approximately 9.9% of the issued and outstanding Common Shares. In connection with the investment, Canopy Growth and GCILP entered into an investor rights agreement (the “Original Investor Rights Agreement”) whereby Canopy Growth granted certain pre-emptive rights to GCILP. GCILP also agreed to provide Canopy Growth with broad support in the areas of consumer analytics, market trending, marketing and brand development. In addition, pursuant to a commercialization agreement, GCILP and Canopy Growth agreed to collaborate to develop cannabis-based beverages that can be marketed as regulated recreational products in markets where and when such products are federally legal.

On December 1, 2017, Canopy Growth entered into a joint venture with Green House Seeds and Organa Brands, whereby Green House Seeds and Organa Brands acquired 40% and 20%, respectively, of the issued and outstanding shares in the capital of Agripharm. Pursuant to the agreements, Green House Seeds and Organa Brands each granted Agripharm exclusive, royalty-free licences in Canada to certain proprietary technology, trademarks, genetics, know-how and other intellectual property, subject to compliance with applicable law. In addition, Canopy Growth sublicensed the proprietary technology, trademarks, genetics, know-how and other intellectual property from Agripharm.

On December 17, 2017, Canopy Growth and Canopy Rivers entered into a joint venture with Les Serres Stéphane Bertrand Inc., a large-scale tomato greenhouse operator in Mirabel, Quebec, to form Vert Mirabel and develop a 700,000 square foot greenhouse facility. Pursuant to the agreement, Canopy Growth and Canopy Rivers own 40.7% and 26.0%, respectively, of Vert Mirabel. Subject to meeting certain milestones, Canopy Growth agreed to issue additional Common Shares with a value of $2.75 million over four tranches.

On December 18, 2017, the Corporation announced that Canopy Growth Denmark ApS was issued a production licence.

On December 21, 2017, Vert was issued a cultivation licence by Health Canada.

On January 25, 2018, Canopy Growth acquired certain assets and intellectual property from Green Hemp Industries Ltd. and its principal, Jason Green, in exchange for 24,576 Common Shares and, subject to meeting certain milestones, an additional 24,576 Common Shares.

On February 7, 2018, Canopy Growth issued 5,800,000 Common Shares for gross proceeds of approximately $200 million pursuant to a short form prospectus offering underwritten by a syndicate of underwriters co-led by GMP Securities L.P. and BMO Capital Markets and including Canaccord Genuity Corp., Eight Capital, Beacon Securities Limited, and PI Financial Corp.

On February 16, 2018, Canopy Growth was conditionally selected by the Government of Manitoba, in partnership with Delta 9 Cannabis Inc., as one of the four conditional licence holders permitted to operate cannabis retail stores in the province.

On February 16, 2018, BC Tweed’s initial site was issued a cultivation licence by Health Canada.

Fiscal 2019 (April 1, 2018 to March 31, 2019)

On April 13, 2018, BC Tweed’s second site was issued a cultivation licence by Health Canada.

On April 15, 2018, Canopy Growth acquired all of the issued and outstanding shares of Canopy Growth Czech s.r.o. (formerly Annabis Medical s.r.o.), a leader in the Czech Republic’s medical cannabis industry that currently imports and distributes cannabis products pursuant to federal licences, in exchange for 50,735 Common Shares and, subject to meeting certain milestones, up to an additional 34,758 Common Shares.

On April 25, 2018, Canopy Growth and the Victoria State Government announced the launch of Canopy Australia to enable domestic cultivation and production of medical cannabis for patients while serving as a planned distribution hub for other jurisdictions in Asia-Pacific.

On May 24, 2018, the Common Shares commenced trading on the NYSE under the ticker symbol “CGC”.

On May 25, 2018, Vert Mirabel was issued a cultivation licence by Health Canada.

On May 28, 2018, Canopy Growth announced the appointment of Dr. Mark Ware as Chief Medical Officer, effective July 1, 2018.

On May 30, 2018, Canopy Growth acquired all of the issued and outstanding shares of Spectrum Cannabis Lesotho (Pty) Ltd. (formerly Daddy Cann Lesotho PTY Ltd.), which holds a licence to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin in the Kingdom of Lesotho, in exchange for 666,362 Common Shares and, subject to meeting certain milestones, up to an additional 333,478 Common Shares.

On June 20, 2018, Canopy Growth closed an offering of $500 million aggregate principal amount of 4.25% convertible senior notes due 2023 (the “Canopy Notes”) pursuant to an indenture (the “Indenture”) dated June 20, 2018, among Canopy Growth, GLAS Trust Company LLC and Computershare Trust Company of Canada. The initial conversion rate for the Canopy Notes is 20.7577 Common Shares per $1,000 principal amount of Canopy Notes, equivalent to an initial conversion price of approximately $48.18 per share. On June 22, 2018, Canopy Growth completed the sale of an additional $100 million aggregate principal amount of Canopy Notes pursuant to the exercise in full of the over-allotment option. GCILP purchased $200 million of Canopy Notes pursuant to the offering.

On June 27, 2018, Mark Zekulin was appointed as President and Co-Chief Executive Officer of Canopy Growth.

On July 5, 2018, Canopy Growth acquired the non-controlling 33% interest in BC Tweed held by 1135012 B.C. Ltd. pursuant to a share purchase agreement dated July 4, 2018, as amended as of July 5, 2018, in exchange for $1 million in cash and 13,293,969 Common Shares having a value on the closing date of approximately $440,596,103, including $20 million of Common Shares in connection with the grant of an option to acquire certain future infrastructure in California, United States. 8,202,446 Common Shares are subject to the terms of an escrow agreement, all of which will be released by no later than July 5, 2021. See “Escrowed Securities and Securities Subject to Restriction on Transfer” for additional details. Pursuant to Part 8 of NI 51-102, this acquisition constituted a significant acquisition and a Business Acquisition Report was filed under the Corporation’s profile on SEDAR on September 18, 2018, as amended and restated on December 20, 2018.

On July 5, 2018, Canopy Growth acquired all of the issued and outstanding shares of Canopy Growth Colombia S.A.S. (formerly Colombia Cannabis S.A.S.) in exchange for 1,193,237 Common Shares and upon the satisfaction of four further milestones, up to 524,576 Common Shares on the completion of each milestone In addition, Canopy Growth agreed to issue additional Common Shares on July 4, 2023, in an amount equal to 4% of the fair market value of Canopy LATAM, provided that all of the milestones have been completed by such date.

On July 5, 2018, Canopy Growth acquired all of the issued and outstanding shares of Canindica, a company controlled by Antonio Droghetti, in exchange for 595,184 Common Shares and upon the satisfaction of four milestones, additional Common Shares at each milestone valued at $9,333,333 per milestone. In addition, Canopy Growth agreed to issue additional Common Shares on July 4, 2023, in an amount equal to 6% of the fair market value of Canopy LATAM, provided that all of the milestones have been completed by such date.

On August 7, 2018, Canopy Growth acquired the non-controlling interests in CHI, including its wholly-owned subsidiary Canopy Animal Health Inc. pursuant to a plan of arrangement under the Canada Business Corporations Act in exchange for 3,076,941 Common Shares and 568,005 replacement options.

On August 9, 2018, Canopy Growth acquired the remaining outstanding shares of its Chilean in-market entity, Spectrum Cannabis Chile SpA in exchange for US$750,000.

On September 5, 2018, Canopy Growth acquired Hiku, a multi-platform cannabis company which owns cannabis brands, retail presence and cannabis production, by way of a statutory plan of arrangement of Hiku under the Business Corporations Act (British Columbia). Pursuant to the terms of the arrangement agreement, shareholders of Hiku received 0.046 of a Common Share in exchange for each common share of Hiku, resulting in the issuance of 7,943,123 Common Shares. Pursuant to Part 8 of NI 51-102, this acquisition constituted a significant acquisition and a Business Acquisition Report was filed under the Corporation’s profile on SEDAR on November 12, 2018.

On September 20, 2018, the Subordinated Voting Shares of Canopy Rivers commenced trading on the TSXV under the ticker symbol “RIV”.

On October 17, 2018, the Cannabis Act came into effect. See “Description of Business – Regulatory Overview” for additional details.

On November 1, 2018, CBG, a wholly-owned subsidiary of Constellation Brands, invested $5.079 billion in Canopy Growth in exchange for (i) 104,500,000 Common Shares at a price of $48.60 per Common Share, and (ii) 139,745,453 Common Share purchase warrants, being the Tranche A Warrants and the Tranche B Warrants. 88,472,861 Tranche A Warrants have an exercise price of $50.40 and are exercisable at any time for a period of three years from November 1, 2018. The remaining 51,272,592 warrants having an exercise price based on the five-day volume weighted average price of the Common Shares on the TSX at the time of exercise and will become immediately exercisable when the Tranche A Warrants have been exercised. If exercised, the Tranche A Warrants would provide for at least an additional $4.4 billion to Canopy Growth. The investment increased Constellation Brands’ aggregate ownership interest in Canopy Growth to approximately 37% of the issued and outstanding Common Shares on a non-diluted basis as of November 1, 2018, and assuming the exercise of the Tranche A Warrants and the Tranche B Warrants, Constellation Brands’ aggregate ownership interest in Canopy Growth would be approximately 55%.

On November 1, 2018, Canopy Growth, CBG and GCILP entered into a new investor rights agreement (the “Amended Investor Rights Agreement”). Under the Amended Investor Rights Agreement, Canopy Growth granted certain rights to GCILP and CBG, including the nomination of four directors to the Corporation’s seven-member Board of Directors as well as certain pre-emptive rights and top-up rights in order to allow Constellation Brands to maintain its ownership interest in the Corporation. In addition, the commercialization agreement between GCILP and Canopy Growth was terminated on November 1, 2018.

On November 1, 2018, Canopy Growth announced the resignation of Murray Goldman and Chris Schnarr from the Board of Directors and the appointment of William Newlands, David Klein, Judy Schmeling and Robert Hanson.

In connection with CBG’s investment, pursuant to the Indenture, Canopy Growth provided notice to the holders of the Canopy Notes on September 18, 2018 that the Canopy Notes were subject to conversion. A further notice was provided on November 2, 2018 that the holders had the right to either (a) require Canopy Growth to repurchase their Canopy Notes on or prior December 4, 2018; or (b) convert the

Canopy Notes into Common Shares at a rate of 23.7423 Common Shares per $1,000 principal amount of Canopy Notes on or prior to December 5, 2018, provided that Canopy Growth was entitled to settle conversions in cash, Common Shares or a combination thereof. No Canopy Notes were validly surrendered for purchase or conversion.

On November 26, 2018, Canopy Growth acquired the assets of ebbu, a leader in hemp research and innovation, for $25 million in cash and 6,221,210 Common Shares. Up to a further $100 million will be payable under the purchase agreement if certain scientific related milestones are achieved within two years. Canopy Growth will have the option of satisfying such milestone payments in cash, Common Shares or a combination thereof.

On November 30, 2018, TerrAscend completed a restructuring transaction pursuant to which its share capital was amended, including the securities held by Canopy Growth and Canopy Rivers, by way of a plan of arrangement under the Business Corporations Act (Ontario). Canopy Growth and Canopy Rivers’ security holdings were restructured into non-voting and non-participating exchangeable shares in the capital of TerrAscend (“Exchangeable Shares”), convertible into common shares of TerrAscend following changes in U.S. federal laws regarding the cultivation, distribution or possession of marijuana, the compliance of TerrAscend with such laws and the approval of the exchange(s) upon which Canopy Growth and Canopy Rivers are listed. Canopy Growth and Canopy Rivers each hold 19,445,285 Exchangeable Shares in the capital of TerrAscend.

On December 6, 2018, Canopy Growth acquired all of the issued and outstanding shares of Storz & Bickel GmbH & Co. KG, Stobi GmbH & Co. KG and Vapormed GmbH & Co. KG (collectively, “Storz & Bickel”), a global leader in the design and manufacturing of vaporizers based in Tuttlingen, Germany, in exchange for approximately €145 million in cash.

On January 14, 2019, Canopy Growth was granted a hemp processing and production licence by New York State in order to establish commercial hemp operations in the United States.

On March 21, 2019, Canopy Growth acquired all of the issued and outstanding shares of AgriNEXTusa, a hemp enterprise led by Geoff Whaling.

On March 22, 2019, Spot was issued a cultivation licence by Health Canada.

Recent Developments (April 1, 2019 to June 24, 2019)

On April 16, 2019, Canopy Growth acquired all of the issued and outstanding shares of Cafina, a company licensed to conduct hemp cultivation and one of three companies in Spain authorized to cultivate, distribute and export cannabis containing more than 0.2% THC for medical and research purposes.

On April 18, 2019, Canopy Growth was added to the S&P/TSX 60 Index.

On April 18, 2019, Canopy Growth entered into an arrangement agreement with Acreage, as amended on May 15, 2019 (the “Arrangement Agreement”) pursuant to which Canopy Growth has agreed to acquire all of the issued and outstanding securities of Acreage (the “Acreage Arrangement”) contingent on the occurrence or waiver of changes in U.S. federal law to permit the general cultivation, distribution, and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”). Pursuant to the Arrangement Agreement, upon satisfaction of certain conditions to the implementation of the Acreage Arrangement, shareholders of Acreage and certain other securityholders will receive an up-front aggregate total payment of US$300 million. Upon completion of the acquisition, shareholders of Acreage will receive 0.5818 of a Common Share for each Subordinated

Voting Share of Acreage held, subject to adjustment in certain circumstances in accordance with the terms of the Arrangement Agreement. Canopy Growth is permitted to waive the Triggering Event.

In connection with the Arrangement Agreement and pursuant to the Amended Investor Rights Agreement, execution of the Arrangement Agreement was subject to the prior written approval of CBG. Accordingly, on April 18, 2019, Canopy Growth and CBG entered into a consent agreement (the “Consent Agreement”), pursuant to which, Canopy Growth agreed, subject to the implementation of the Acreage Arrangement, to (i) extend the expiry date of the Tranche A Warrants from November 1, 2021 until November 1, 2023; (ii) extend the expiry date of the Tranche B Warrants from November 1, 2021 until November 1, 2026; and (iii) amend the exercise price of 38,454,444 of the outstanding Tranche B Warrants, such that each of the Tranche B Warrants will be exercisable to acquire one Common Share at a price of $76.68. The remaining 12,818,148 Tranche B Warrants will be reclassified as tranche C warrants and each such tranche C warrant will remain exercisable to acquire one Common Share at the five-day volume weighted average trading price of the Common Shares on the TSX at the time of exercise.

Canopy Growth also agreed that it will purchase the lesser of (i) 27,378,866 Common Shares, and (ii) Common Shares with a value of $1,582,995,262, during the period commencing on April 18, 2019 and ending on the date that is 24 months after the date that CBG exercises all of the Tranche A Warrants. If, for any reason, Canopy Growth does not purchase for cancellation the Common Shares, Canopy Growth is required to pay to CBG such amount, which will reduce the aggregate exercise price otherwise payable by CBG upon each exercise of the Tranche B Warrants (including those Tranche B Warrants reclassified as tranche C warrants).

Canopy Growth, GCILP and CBG also entered into a second amended and restated investor rights agreement (the “Second Amended Investor Rights Agreement”) in connection with the Acreage Arrangement and agreed that, subject to the implementation of the Acreage Arrangement, the CBI Group will be permitted, prior to the exercise or expiry of all of the Tranche A Warrants and the Tranche B Warrants (including those Tranche B Warrants reclassified as tranche C warrants), to purchase up to 20,000,000 Common Shares (subject to customary adjustments for share splits, consolidations or other changes to the outstanding share capital of a similar nature): (i) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Common Shares are then listed; or (ii) through private agreement transactions with existing holders of Common Shares, provided that CBG must promptly notify Canopy Growth of any acquisition of Common Shares and the number of Tranche B Warrants (including those Tranche B Warrants reclassified as tranche C warrants) will be reduced on a one-for-one basis for each Common Share so purchased by the CBI Group.

On May 2, 2019, Canopy Growth acquired all of the issued and outstanding shares of C3, one of the world’s leading producers of herbal medicines specializing in natural extraction and synthetic cannabinoid production, in exchange for €225.9 million in cash.

On May 22, 2019, Canopy Growth acquired all of the issued and outstanding shares of This Works Products Limited, a global leader in natural skincare and sleep solutions, in exchange for £43 million in cash.

On June 1, 2019, Mike Lee was appointed as Acting Chief Financial Officer of Canopy Growth upon the resignation of Tim Saunders as Executive Vice-President and Chief Financial Officer.

On June 19, 2019, the shareholders of the Corporation voted at a special meeting in favour of the resolutions approving certain matters in connection with the Acreage Arrangement. The shareholders of Acreage also approved the Acreage Arrangement at a special meeting of Acreage shareholders.

On June 21, 2019, Acreage obtained a final order from the Supreme Court of British Columbia approving the Acreage Arrangement.

On June 21, 2019, 11239490 Canada Inc., a wholly-owned subsidiary of Canopy Growth, received a new licence from Health Canada permitting it to grow cannabis at an outdoor cultivation field in northern Saskatchewan. The first cannabis cuttings have been planted at this site.

Anticipated Changes for Fiscal 2020

The Canadian federal government has released regulations that permit the sale of value-added recreational cannabis products that will come into effect on October 17, 2019 with initial products available for sale no earlier than mid-December 2019. The Corporation will continue to conduct product research, development and marketing activities and submit products for approval to Health Canada to prepare for this market.

The Corporation believes that it will continue to enter into business partnerships or acquire businesses as a means of establishing operations in additional countries.

DESCRIPTION OF BUSINESS

General

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried flower, oil and soft-gel capsule forms for sale in Canada pursuant to the Cannabis Act and for export abroad pursuant to applicable domestic permits and international legislation. The Corporation has a strong focus on, and investment in, brand, market and product differentiation as well as maintaining a quality cannabis supply through its cannabis production platforms and believes that this will create a dominant global business with the potential to generate a significant and sustained return on invested capital over the long-term. In addition, Canopy Growth’s initiatives in public education are designed to help citizens safely, effectively and responsibly use cannabis.

The Corporation operates 12 production facilities across Canada and currently distributes cannabis across the country to Canadian patients managing a host of medical conditions and recreational customers across Canada. Of these licenced sites, five hold standard processing Licences that allow the sale of cannabis products to the provinces and territories for the recreational market, and four hold Licences for sale for medical purposes which allow for the sale of cannabis products to the medical market. The Corporation has approximately 70,000 square feet of secure storage space to ensure streamlined logistical and supply-chain operations to serve the Canadian market and with the completion of expansion projects currently underway, the Corporation is expected to have millions of square feet of licensed space in Canada. See “Description of Business – Licence Holders” for additional details.

Outside of Canada, the Corporation operates in 14 countries including Germany, Denmark, Colombia, Spain, Lesotho, Australia and the United States and owns or operates via joint venture eight production sites across five continents. In Denmark, the Corporation obtained a cannabis production license for 300,000 square feet of greenhouse and processing space. The Corporation also hold licenses allowing it to cultivate 326 hectares (approximately 35.1 million square feet) of growing and processing space in Colombia and Lesotho, and expansion projects are currently underway to build out our global infrastructure footprint. See “Description of Business – Activities Outside Canada” for additional details.

Canopy Growth’s business is conducted entirely through its various subsidiaries, including its Licence Holders. Substantially all of the Corporation’s revenue is derived from the sale of cannabis by its subsidiaries.

As of March 31, 2019, the Corporation had 2,917 full-time employees in Canada, as compared to 1,033 full- time employees throughout the entire Corporation at March 31, 2018. As of March 31, 2019, the Corporation has 294 employees outside of Canada, including in the United States.

The Corporation operates in two segments: (i) cannabis operations, which encompasses the production, distribution and sale of both medical and recreational cannabis; and (ii) Canopy Rivers, which is a partially owned subsidiary that provides growth capital and strategic support in the global cannabis sector, where federally lawful.

Production Facilities

Smiths Falls, Ontario

The facility in Smiths Falls is owned by Tweed. The licensed space consists of the newly licensed advance manufacturing building, encapsulation area, and edible chocolate area that is supported by the climate controlled indoor growing rooms and the related vegetation, nutrient delivery and production infrastructure as is required to support the 53-room configuration and cannabis inputs from other production facilities in a hub and spoke model.

Additionally, the Smiths Falls facility is home to an in-house laboratory, research and development area, cannabis oil extraction infrastructure, breeding facility and a high-level security vault. The Smiths Falls facility holds a cannabis drug Licence, and analytical testing Licence issued under the Cannabis Act to support these functions.

Tweed has a built-out beverage facility for the production of cannabis infused beverages in preparation for the new regulations under the Cannabis Act to permit additional product formats.

Delta, British Columbia

BC Tweed has a licensed production facility in Delta (the “Delta Site”). Combined with the Aldergrove Site, BC Tweed makes up the largest federally licensed production greenhouse in the world. All product produced at both the Delta Site and Aldergrove Site is shipped to the Smiths Falls facility for post-harvest, drying and extraction.

Aldergrove, British Columbia

The Aldergrove facility (the “Aldergrove Site”) is also owned by BC Tweed. In addition, a fully constructed extraction facility has been built, and an application for a processing Licence will be submitted in the second calendar quarter of 2019 to Health Canada, which, if granted, will enable this site to produce cannabis oil.

Niagara-on-the-Lake, Ontario

The Niagara-on-the-Lake facility is owned by Tweed Farms. The Corporation has expanded its greenhouse production space and, to support this expansion, a new lab and additional drying rooms have also been licensed by Health Canada.

Mirabel, Quebec

The Mirabel facility is owned by Vert Mirabel. Vert Mirabel leases the greenhouse facility from Bertrand and maintains an option to acquire the property. On May 25, 2018, Vert Mirabel received its cultivation Licence from Health Canada, licensing a portion of the total production facility. In the past year, the full cannabis production areas have come online in a phased approach.

Bowmanville, Ontario

The Bowmanville facility is owned by Spectrum and includes 13 growing rooms as well as necessary vegetation, nutrient delivery and plant destruction infrastructure. In the fourth quarter of fiscal 2019, a new vegetation room was licensed by Health Canada, and the addition of five additional drying rooms and a packaging room are built and were licensed on April 18, 2019.

Fredericton, New Brunswick

The Fredericton facility is owned by Spot. In addition, Canopy Rivers owns the industrial building and property where the Corporation’s Fredericton-based production and distribution platform is being established and is leasing the facility to Spot with an option, in favor of Spot, to acquire the property.

Scarborough, Ontario

One of the Scarborough facilities is operated by 1955625 Ontario Inc. and the second facility is operated by 2605837 Ontario Inc. solely for processing purposes.

Yorkton, Saskatchewan

The Yorkton facility is owned by Tweed Grasslands. On June 16, 2017, Tweed Grasslands received its cultivation licence from Health Canada. Due to the rapid scale up of the hemp operation near Hagen, Saskatchewan, the processing needs of Canopy Growth’s hemp division exceeded the capabilities of the Tweed Grasslands location. As a result, following the construction of the hemp infrastructure near Hagen, Saskatchewan, Tweed Grasslands shifted to solely commercial seed production.

St. Lucien, Quebec

The St. Lucien facility is owned by Vert.

Kelowna, British Columbia

The facility in Kelowna, British Columbia is owned by DOJA Cannabis Ltd., a wholly-owned subsidiary of Hiku.

St. Louis, Saskatchewan

The facility in St. Louis Saskatchewan is an outdoor cultivation facility, the Corporation’s first license for outdoor cultivation.

Domestic Cannabis Production – Partner Capacity Offtake

The Corporation has established several programs designed to help sector partners, both Licence applicants and Licence Holders, establish and/or grow their licensed operations and achieve greater success faster. Through these programs, additional cannabis production capacity is expected to be secured for sale to customers.

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Tweed® curated CraftGrowTM line – Created to introduce high quality cannabis grown by a diverse set of producers to customers. CraftGrowTM partners all have different growing styles and approaches to cannabis. Cannabis grown by AB Laboratories Inc. and James E. Wagner Cultivation Ltd. is available on the Corporation’s on-line medical store at www.spectrumtherapeutics.com.

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Agripharm – 40% owned by Canopy Growth under a collaborative agreement with Green House Seeds and Organa Brands. Pursuant to the agreement, the Corporation has the right to purchase all the cannabis products produced by Agripharm, subject to the right of Agripharm to sell up to 25% of its products directly in its own physical retail locations.

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PharmHouse – In May 2019, the Corporation signed an offtake agreement with PharmHouse, a 49%-owned joint venture of Canopy Rivers, which owns a 1.3 million square foot greenhouse growing facility. Under the terms of the agreement, subject to receipt of a cultivation Licence, PharmHouse has agreed to allocate cannabis flower from an additional 20% of the flowering space available at its Leamington, Ontario facility over the next three years, bringing the total flowering space committed to Canopy Growth to 30%.

Products and Services

Canopy Growth is focused on expanding its product development, manufacturing capacity and sales capability in the cannabis consumer products market for both medical and recreational users.

Brands

The Corporation’s diverse platform of brands “under the Canopy” allows it to effectively deploy brands that are targeted towards specific customer demographics, use occasions and product form factors.

Medical Cannabis

The Corporation’s global Spectrum TherapeuticsTM brand encompasses all of its ongoing commercial, medical and clinical cannabis research operations. Spectrum TherapeuticsTM is a global leader in medical cannabis with approximately 73,600 patients in Canada and an established footprint in 14 other countries. Canopy Growth continues to build a robust portfolio of intellectual property, pre-clinical and clinical evidence to support cannabinoid-based medicines that deliver therapeutic value in areas of unmet medical needs. Spectrum TherapeuticsTM integrates the Corporation’s medical efforts as one global healthcare enterprise, encompassing the production and distribution of full-spectrum and single cannabinoid medical cannabis products; industry-leading education, resources and support for patients and healthcare practitioners; as well as pre-clinical and clinical research and the development of cannabinoid-based medicines.

Spectrum TherapeuticsTM includes the following products, subsidiaries and divisions:

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Spectrum TherapeuticsTM range of medical products is known for its colour-coded spectrum of soft gels to categorize medical cannabis according to THC and CBD levels ranging from THC dominant products in red, orange and purple, balanced THC and CBD ratios in blue and green, and CBD dominant products in yellow. The commercial medical arm of the Corporation operates in 12 countries including Australia, Brazil, Canada, Chile, Colombia, Czech Republic, Denmark, Germany, Lesotho, Peru, Poland, and the United Kingdom. In Canada alone, the team has conducted 61,000+ healthcare professional visits.

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Spectrum Therapeutics Applied Research continues to build a robust portfolio of intellectual property, pre-clinical and clinical evidence to support cannabis-based medicines that deliver therapeutic value in areas of unmet medical need.

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C3 is Europe’s largest cannabinoid-based pharmaceuticals company. The company was founded in 2014 by Bionorica SE, one of the world's leading producers of herbal medicines, as a holding company for the companies Bionorica ethics and THC Pharm. Both Bionorica ethics and THC Pharm have for almost two decades been researching and developing the key therapeutic ingredients of the cannabis flower: THC and CBD. One of the most significant of C3's medical offerings is dronabinol, a pure chemical compound with standardized concentrations of THC that can be prescribed by doctors in Germany for any type of chronic pain and for any condition in palliative care.

Clinical Trials

The Corporation conducts clinical trials across several of its segments in order to further development and enhance its technical capacity and expertise.

Under the Spectrum TherapeuticsTM brand, the Corporation has established a medical division which will act as a cannabis research incubator, focusing on developing and researching clinically-ready cannabis drug formulations and dose delivery systems. This division will act as the Corporation’s pre-clinical and clinical research arm, which includes elements of product design and ingredient selection, formulation, safety and efficacy testing for a range of products which Canopy Growth anticipates developing as the regulatory framework and market evolve.

Spectrum TherapeuticsTM is focused over the next 24 months on furthering the science of cannabinoids and providing evidence by way of clinical trials on what conditions medical cannabis can treat. This research includes product design and ingredient selection, formulation, and safety and efficacy testing towards the development of standardized cannabis drug formulations and dose delivery systems. Research activity is occurring in two main areas: registration trials and exploratory studies.

Registration trials begin with phase I studies of cannabinoid products covering a spectrum of proprietary THC and CBD ratios. These initial trials provide critical dosing and safety data to inform subsequent phase II trials. Two phase I trials have already been completed, one in Canada and another in Chile.

Exploratory “proof of concept” studies use a range of Spectrum products and design methodologies to explore different dose responses, and safety and efficacy signals for target conditions. Those that show promising results will be added to the registration trial pipeline and their initial findings will allow for optimal phase II trial design. The first proof of concept phase IIb “in human” clinical trial to evaluate the use of medical cannabis for treating insomnia is in progress in partnership with Drs. Julie Carrier and Alex Desautels at the Université de Montréal. It is expected to be completed during the second calendar quarter of 2020, with results announced in the third calendar quarter of 2020.

Other proof of concept studies are currently underway in partnership with researchers at the Centre for Addiction and Mental Health, McGill University, and the Montreal Neurological Institute. Over 20 conditions are being examined across these studies, including pain, sleep, and mood/anxiety disorders. Spectrum TherapeuticsTM is also exploring areas such as neurodegenerative disorders in addition to the Corporation’s research partnership with NEEKA Health Canada and the NHL Alumni Association examining the efficacy of CBD-based therapies as part of a treatment for concussion symptoms. This clinical trial is expected to register its first patients by October 2019 with preliminary results expected by July 2020.

Recently acquired C3 is currently progressing a clinical trial for the use of dronabinol to treat spasticity due to multiple sclerosis. Additionally, research on the potential of medical cannabis to treat cancer-related pain is also in the works with Beckley Canopy, a partnership established between U.K. drug research institute, The Beckley Foundation, and Canopy Growth. Patient registrations for this trial are expected in September 2019.

In addition, Spectrum Therapeutics Applied Research continues to build a robust portfolio of intellectual property, pre-clinical and clinical evidence to support cannabis-based medicines that deliver therapeutic value in areas of unmet medical need. Additionally, across five continents, Spectrum Therapeutics Applied Research has 11 ongoing and planned therapeutic trials and another 11 third-party investigator-initiated trials supported by Spectrum Therapeutics Applied Research. More than 900 patients are expected to be enrolled in research trials testing the efficacy of cannabinoid-based therapies and more than 1,800 patients are participating in the EQUAL program (Evaluation of Quality of Life) that will investigate the quality of life of patients before and after treatment with medical cannabis.

In June 2018, Canopy Growth received a letter of No Objection from Health Canada to proceed with clinical trials in humans to evaluate the use of medical cannabis in the treatment of insomnia. The trial is being conducted in collaboration with a leading Canadian research institution.

In October 2018, the Corporation partnered with the Ontario Long Term Care Association through an unrestricted educational grant to pursue the development and implementation of a long-term care medical cannabis pilot study and care pathway for utilization in Ontario long-term care homes. The study aims to measure how medical cannabis use can potentially displace other, less-desirable therapeutics for pain and cognitive functions.

Canopy Growth is also testing and developing cannabis-derived products for application in veterinary medicine, such as treating anxiety in animals.

Pharmacovigilance

In the interest of patient safety and good clinical practice, the Corporation has implemented a unique global pharmacovigilance program to capture and document adverse events reported from the worldwide use of its medical cannabis products in addition to the Corporation’s Canadian recreational cannabis brands, including Tweed® and DNA GeneticsTM, and its CBD product offerings.

Pharmacovigilance, also known as drug safety, is defined as the science and activities relating to the detection, assessment, understanding and prevention of adverse effects from the use of pharmaceutical products. While Canopy Growth was already reporting any adverse reactions to its cannabis products as per Health Canada regulations, the global pharmacovigilance program ensures that all employees are trained on how to identify and report adverse events. The Corporation’s internal pharmacovigilance team is responsible for analyzing and entering events into a global safety database compliant with regional regulatory requirements.

A global independent safety monitoring board chaired by Professor Yola Moride at the Université de Montréal will periodically review adverse event summaries and advise the Corporation’s scientific team regarding product safety and clinical trial design.

Recreational Cannabis

With the enactment of the Cannabis Act and the development of the recreational cannabis market in Canada, the Corporation has developed brands aimed at various markets segments which provide platforms for its recreational cannabis products. The Corporation sells cannabis in multiple formats, including dried flower, pre-rolled, oil and soft gel capsules.

Core Brands

Tweed® – Tweed is the Corporation’s flagship recreational brand which carries some of its leading strains including HoundstoothTM, BakerstreetTM and PenelopeTM. It is the most prominent of the Corporation’s brands with the widest presence throughout Canada.

Tokyo SmokeTM – Tokyo Smoke is an award-winning cannabis brand delivering immersive, innovative experiences to consumers through cannabis products, accessories, and best-in-class retail stores.

Van der PopTM – With a focus on education, empowerment and community building, Van der Pop is Canopy Growth’s female-focused cannabis brand. Van der Pop provides products and platforms for women to explore using cannabinoids for self-care in a way that is nuanced and respects stigma-free living.

DOJATM – DOJA is based in British Columbia’s Okanagan Valley, where DOJA grows premium, hand-crafted flower. DOJA represents celebrating the freedom from convention and a respect for the West Coast community and land from which it came from.

TWDTM – TWD is the core essentials line of safe and affordable cannabis products from Tweed. TWD is intended for savvy cannabis shoppers looking to cut through the noise without all the fuss.

Affiliated Brands

HouseplantTM – An elevated Canadian cannabis company founded by Seth Rogen and Evan Goldberg and launched in 2019. Houseplant has three strains, Houseplant Sativa, Houseplant Indica, and Houseplant Hybrid. Currently, Houseplant Sativa is available in British Columbia and launching in Summer 2019 in Ontario, and Houseplant Indica and Houseplant Hybrid will be launching in fiscal 2020.

DNA GeneticsTM – DNA Genetics has won awards in every category in the Cannabis Cup, the world’s preeminent cannabis competition. Working with DNA, Canopy Growth breeds new strains for customers that are not available anywhere else in the world, bringing the best of existing DNA Genetics to Canopy Growth customers, bred and grown to the DNA standards.

LBSTM – LBS is a premier cannabis brand licensed by Canopy Growth in Canada.

Green House SeedsTM – Through Canopy Growth, Green House Seeds is expected to bring the most awarded and recognized cannabis brand in the world to the Canadian market in the second half of calendar 2019. Established in 1985, the Green House Seeds portfolio includes Green House Seed Co.TM and Strain Hunters®, both of which market exclusive cannabis strains.

Organa BrandsTM – Organa Brands is home to some of the world's largest consumer cannabis brands, including O.penVAPETM, Bakked, Magic Buzz and District Edibles. Organa Brands is expected to launch in the Canadian recreational market, through Canopy Growth, in the second half of calendar 2019.

Industrial Hemp

The Corporation has taken steps to diversify its cannabis-related business into the development, production and sale of hemp-based medical, regulated recreational and industrial products. Hemp and cannabis come from the Cannabis sativa L specie but are genetically distinct and are further distinguished by use, chemical makeup and cultivation methods. Hemp, which refers to the non-psychoactive (less than 0.3% THC) varieties of Cannabis sativa L, is a renewable raw material used in thousands of products including health foods, body care, clothing, construction materials, biofuels and plastic composites. The Corporation believes that entry into the regulated hemp market, whose regulations allow for more robust consumer-facing brand marketing, advertising and retail channels, will serve to strengthen its consumer facing brands in the future.

On November 27, 2017, the Corporation announced a definitive agreement to acquire Green Hemp Industries Ltd.’s farm operations and associated assets, equipment, genetic stock, and other property in Saskatchewan (the “Green Transaction”). On January 25, 2018, the Corporation closed the Green Transaction. In 2018, pursuant to land contracts with third party farmers, Canopy Hemp Corporation harvested 4,500 acres (196 million square feet) of hemp. This has been expanded to 5,500 acres (240 million square feet) for 2019. Infrastructure and equipment necessary to seed, grow, harvest, dry, store, package, and transport the resulting hemp products was scaled or built to match current and future production requirements.

In conjunction with the Vert acquisition, Canopy Growth acquired majority ownership of Quebec-based Groupe Hemp. Groupe Hemp is licensed by Health Canada to cultivate hemp and extract oil from hemp seeds. Groupe Hemp has developed a variety of brands, digital properties, and industrial hemp products, ranging from skincare to pet care.

On January 14, 2019, Canopy Growth announced that it had been granted a licence by New York State to process and produce hemp. The intention is for Canopy Growth to establish large-scale production capabilities focused on hemp extraction and product manufacturing within the hemp industrial park. Canopy Growth intends to invest between US$100 million and US$150 million in its New York operations. On April 29, 2019, Canopy Growth announced that it had secured a 308,000 square foot facility on a 48-acre property in Kirkwood, New York with construction anticipated to commence in the summer of 2019.

The deployment of the hemp and CBD product strategy included entry into the United States hemp market, which is discussed below. See “Description of Business – Activities Outside Canada – United States” for additional details.

Medical Devices

Storz & Bickel

On December 6, 2018, Canopy Growth finalized an all-cash transaction acquiring Storz & Bickel, related entities and intellectual property for a purchase price of approximately €145 million ($217,362,122). Based in Tuttlingen, Germany, Storz & Bickel are designers and manufacturers of vapourizers, most notably the Volcano Medic and the Mighty Medic. Exported to 50 markets around the world and with a 23-year track record of breakthrough innovations, Storz & Bickel is widely recognized as a global leader in vaporizer design and manufacturing.

With the acquisition of Storz & Bickel, the Corporation entered the market for cannabis delivery devices. Storz & Bickel has developed an automated and internationally certified factory, achieving ISO 13485 certification in 2009, and exports medically-approved vaporizers and other similar devices to 50 markets around the world. Canopy Growth plans to build the capacity of Storz & Bickel’s manufacturing facilities to support its continued growth through new product development and market expansion.

Distribution and Sales – Medical Cannabis

Under the Cannabis Act, Licence Holders are only able to distribute medical cannabis through the mail to registered customers. Through the Spectrum TherapeuticsTM website, customers who have successfully registered with Tweed in accordance with the Cannabis Act are able to purchase products online and have them shipped directly to the address indicated on their registration document. The Corporation has also developed an income-tested Compassionate Pricing Program whereby eligible low-income patients may obtain a 20% discount off regular prices of medical cannabis.

Distribution and Sales – Recreational Cannabis

The Cannabis Act provides provincial, territorial and municipal governments with the authority to prescribe regulations regarding retail and distribution of recreational cannabis. As such, the distribution model for recreational cannabis is prescribed by provincial regulations and differs from province to province. Some provinces have government run retailers, while others have government-licensed private retailers, and some have a combination of the two. All of the Corporation’s recreational sales are conducted according to the applicable provincial and territorial legislation and through applicable local agencies. The Corporation continues to monitor the developing legislation to identify opportunities for its brands.

In the period leading up to the legalization of recreational cannabis in Canada, Canopy Growth began transitioning the Canadian business model from business-to-consumer (“B2C”) in the context of the existing medical cannabis market to a largely business-to-business (“B2B”) wholesale model with sales to provincial and territorial agencies under supply agreements. Under this B2B model, large quantities of cannabis are ordered by the agencies for distribution to physical and online retail stores, and sales of the Corporation’s products are impacted by many factors that are beyond its control, including the profile of products (type/strain) being purchased, the size and frequency of wholesale orders received, the effectiveness of the inventory and distribution management systems operated by provincial and territorial agencies, the size of physical retail networks and the quality of the shopping experience delivered by the online and physical retail stores.

The Corporation has ongoing supply arrangements with the responsible government agency in each province and territory. The specifics of the Corporation’s retail presence in each Canadian province and territory is noted below:

•	British Columbia

The Corporation is permitted to sell cannabis online through the provincial government, and through a mix of government run and private brick and mortar cannabis stores.

•	Alberta

The Corporation is permitted to sell cannabis online through the provincial government and through private brick and mortar cannabis stores.

•	Saskatchewan

The Corporation is permitted to sell cannabis online through private retailers and through private brick and mortar stores. The Corporation owns four Tweed stores and has two licensed Tweed stores in Saskatchewan.

•	Manitoba

The Corporation is permitted to sell cannabis online through private retailers and through private brick and mortar stores. The Corporation owns five Tweed stores and four Tokyo Smoke stores in Manitoba.

•	Ontario

The Corporation is permitted to sell cannabis online through the provincial government and through private brick and mortar stores. The Corporation has a licensed Tokyo Smoke store and a licensed Tweed store in Ontario.

•	Quebec

The Corporation is permitted to sell cannabis online through the provincial government and through government run retail stores.

•	Newfoundland and Labrador

The Corporation is permitted to sell cannabis online through the provincial government and in private brick and mortar retail stores. The Corporations owns six Tweed stores in Newfoundland and Labrador.

•	New Brunswick

The Corporation is permitted to sell cannabis through the provincial government and in government run stores.

•	Nova Scotia

The Corporation is permitted to sell cannabis through the provincial government and in government run stores.

•	Prince Edward Island

The Corporation is permitted to sell cannabis online through the provincial government and in government run stores.

•	Yukon

The Corporation is permitted to sell cannabis online through the territorial government and in a mix of government run and private brick and mortar stores.

•	Northwest Territories

The Corporation is permitted to sell cannabis online through the territorial government and through a mix of government run and private brick and mortar stores.

•	Nunavut

The Corporation is permitted to sell cannabis online through both public and private online platforms, including online sales by the Corporation.

Medical

A key focus for the Corporation has been to develop a multifaceted approach to reach doctors through direct and indirect outreach. The Corporation has established a presence at certain major physician focused conferences, and an exclusive presence at certain accredited physician education events. The Corporation has established a medical advisory board with several key opinion leaders which acts as a valuable resource for the medical outreach team who will interface directly with physicians at a rate of approximately 28,000 office calls per year throughout Canada annually.

In its effort at promoting brand recognition without advertising its products directly to the public, the Corporation continues to hold community events (to the extent allowable within its regulatory environment) in order to build relationships and visibility for its brands.

In a given year, the Corporation will continue to invest in attending and participating in events in the medical community, including medical conferences, and reaching approximately 2,000 unique physicians. Additionally, the Corporation expects to invest in local continuing medical education events to identify key strategic patient organizations with which to align. The Corporation has a number of medical advisors in place and continues to seek leaders to join in advisory capacities.

Recreational

The Cannabis Act introduced restrictions on the promotion of cannabis products, cannabis accessories and services related to cannabis. These include restrictions on the content of promotions as well as locations where promotions may take place. With these restrictions in mind, the Corporation is committed to building a “customer first” portfolio of differentiated brands that are market leaders in their respective segments by building brand strength, leading innovation to drive the market, and winning at the retail level.

Building brand strength involves driving awareness and consideration across a differentiated brand portfolio delivering against distinct needs, occasions, price points and age cohorts. Leading innovation to drive the market entails expanding the market and usage by introducing new formats and accessories that invite consumers and convert more users from the black market. Winning at the retail level means accelerating sales by creating unmatched branded experiences across stores, online and third party retailers that convert and retain loyal customers.

Canopy Growth emphasizes its own brands with significant investment behind Tweed and Tokyo Smoke. Additional marketing strategies include, driving traffic toward retail channels, building affinity and increasing share of wallet and repeat customers.

Specialized Skill and Knowledge

A primary specialized skill unique to the cannabis industry is with respect to the growing of product. While a background in the growing of cannabis specifically may be helpful, the nature of growing cannabis does not differ substantially from the nature of growing any other greenhouse product. Such specialized skills are readily available to the Corporation.

The Corporation also requires client care staff, the need of which will increase as the business expands. Customer care staff is a skill set that is generally available in the market.

The Corporation’s licensed facilities are required to be in compliance with the Cannabis Act and any directives issued by Health Canada, which includes, strict security measures, equipment required to manage production, HVAC systems, odour control systems and laboratory equipment or outsourcing arrangements to monitor and test product quality. In order to ensure compliance with all of the Health

Canada regulatory requirements, the Corporation must employ a number of regulatory, consulting and government relations personnel. While a background in the cannabis industry is not necessary for these purposes, experience in other regulated industries will assist the Corporation to remain compliant with the complex and rapidly evolving regulations in the industry. Individuals with this experience and skill are available to the Corporation.

Certain individuals occupying a “key position” with License Holders such as directors, officers, large shareholders and individuals identified by the Minister must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. A security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of certain operations. Given the limited history of the Canadian cannabis industry, there are limited individuals that currently hold a valid security clearance issued by the Minister.

The Corporation’s management is comprised of individuals who have extensive expertise in the cannabis industry. In addition, the Corporation’s Board of Directors is constituted by experienced professionals from various relevant industries. See “Directors and Officers” for additional details.

Competitive Environment

As of the date of this Annual Information Form, Health Canada has a total of 185 companies on its list of Licence Holders, which includes duplicate sites for some Licence Holders. There are also a number of unlicensed growers of cannabis who have or will seek to obtain some form of Licence under the Cannabis Act. However, on May 8, 2019, Health Canada also introduced changes to the cannabis licensing process. Under the new approach, Heath Canada will require new applicants for Licenses to have a fully built site that meets all the requirements of the Cannabis Regulations at the time of their application. The Corporation believes that the stringent application and compliance requirements may prove too onerous or expensive for some of those existing producers.

In addition, there are illegal growers and retailers operating in the black market that, while operating illegally, still act as competitors to the Corporation by either diverting customers away due to product choice or price point, or for those individuals who choose to continue to purchase their cannabis from the black market as it may be perceived as being more convenient, and they have grown accustomed to the quality and supply of their product.

In regards to industrial hemp and hemp-derived CBD, with the increased interest in CBD in Canada, the United States and internationally, the industrial hemp market will likely continue to expand. Market entrants in Canada and the United States face regulatory hurdles which may impede access to the market, as well as regulatory uncertainty surrounding the treatment of CBD.

Internationally, the capacity of cannabis companies to operate is limited to those countries which have legalized aspects of the production, distribution, sale and use of cannabis. The Corporation has been at the forefront of cannabis activity in those jurisdictions which have legalized such aspects of the cannabis business and continue to seek out opportunities internationally by engaging with local cannabis and business experts.

The Corporation believes that its leadership team, brand strategy, commitment to high quality competitively priced strains, outstanding client service and a properly capitalized operation will enable the Corporation to establish and retain a leadership position in the market. The Corporation competes aggressively in terms of product quality, variety and price to differentiate its products, and maintains a focus on client services to retain a solid and sustainable position in the market. See “Risk Factors – Competition” for additional information.

Components

In the cultivation process, obtaining seeds for growing cannabis must be done in accordance with the Cannabis Act. Seeds can be obtained from Health Canada, imported from a jurisdiction for medical purposes, or acquired from another Licence Holder. An authorization from Health Canada may be required to conduct such a transaction depending on its nature.

The equipment used to cultivate and process cannabis is specialized but is readily available and not specific to the cultivation of cannabis. The Corporation does not anticipate any difficulty in obtaining equipment as needed.

New Products and Accessories

The Corporation is currently developing new and innovative medical and recreational cannabis products, including oral, topical, ingestible and vape products, which will need to be approved by Health Canada. The availability of these products is contingent on a number of factors, including the implementation of a regulatory structure for such products. In addition to its cannabis products, its subsidiaries also sell a variety of cannabis accessories including grinders and vaporizers and continue to develop new products for the public. See “Description of Business – Regulatory Overview” and “Risk Factors” for additional details.

On the recreational side of the business, value-added, cannabis-based consumer recreational products for which regulations will come into effect on October 17, 2019, will include higher concentrated vaping oils (along with related device hardware), edibles and beverages. In preparation for this launch of new products, anticipated to be in December of 2019, the Corporation is investing in new product development through research and development, intellectual property licensing, the acquisition of new technologies, and investing in and constructing extraction, edible and beverage production facilities.

Canopy Growth believes that cannabis-based beverages can be tailored to meet specific outcomes across a variety of consumption occasions, while avoiding such things as weight gain, “hangover” effects, and interactions with traditional pharmaceutical medications. Given this, cannabis-based beverages could serve as a disruptive alternative to traditional alcohol beverages. The Corporation has invested significant resources in researching and developing technologies, processes and applications in the creation of clear, shelf-stable cannabis-based beverages with a rapid on-set and shorter duration.

Protection of Intellectual Property

In addition to the Corporation’s medical and recreational brands as detailed above, the proprietary nature of, and protection for, the Corporation’s products, technologies, and processes are a key aspect to Canopy Growth’s business. The Corporation relies on a combination of patents (utility and design), trademarks, copyrights and know-how to establish and protect its intellectual property. The Corporation’s patent portfolio includes 90 patents and 240+ patent applications (includes 47 U.S. provisional applications) covering plant genetics, post-growth processing (e.g. extraction, isolation and purification), equipment, synthetic chemistry (e.g. new chemical entities and synthetic pathways), formulations, human and animal health, edibles, packaging and vape devices. The Corporation has established and continues to build proprietary positions in all key aspects of its business. The Corporation invests heavily in its intellectual property and considers it to be one of the pillars of the Corporation’s value. The duration of the protection afforded by the Corporation’s registered intellectual property varies by the nature of the registration, but the Corporation manages renewals and notices on an on-going basis to ensure that the Corporation’s intellectual property is protected to the full extent possible under applicable law.

Cycles

The output of the Corporation’s greenhouse and outdoor grow facility may be affected by seasonal changes in weather.

Economic Dependence

The Corporation’s supply contracts with the various Canadian provinces are a critical element of the Corporation’s current revenues. If any of the larger Canadian provinces change the material terms of such agreement or otherwise alter the supply arrangement with the Corporation, such a change may have a material adverse effect on the Corporation’s revenue. See “Risk Factors” for additional details.

Foreign Operations

The Corporation’s international expansion strategy is dependent on its foreign operations and the success thereof, as well as legislative developments in each of those countries. See “Description of Business – Activities Outside Canada” for additional details.

Regulatory Overview

Transition from the ACMPR to the Cannabis Act

On October 17, 2018, the Cannabis Regulations under the Cannabis Act came into force, and set out the following classes of Licences that authorized activities in relation to cannabis:

•	a licence for cultivation;
•	a licence for processing;
•	a licence for analytical testing;
•	a licence for sale for medical purposes;
•	a licence for research; and
•	a cannabis drug licence.

Prior to October 17, 2018, cannabis was governed by the CDSA. Under the CDSA, the ACMPR set out a framework to provide individuals with access to cannabis for medical purposes and was the governing legislation in respect of the production, sale and distribution of medical cannabis and related oil extracts in Canada. Although the ACMPR were repealed, the regulatory framework applicable to cannabis for medical purposes was substantially reproduced within the Cannabis Act with minimal changes.

Pursuant to the transitional provisions outlined in the Cannabis Act, the Corporation transitioned all licences held under the ACMPR regulatory framework to the new Cannabis Act; therefore all Licences remain active due to the regulatory change that occurred on October 17, 2018.

As such, all licences held by the Corporation’s licensed subsidiaries for the production of fresh or dried cannabis or cannabis plants or seeds now hold a Licence for cultivation. All licensed subsidiaries which held a licence authorizing the production of cannabis oil or cannabis resin, now hold a Licence for processing. The Licence for 2605837 Ontario Inc. has conditions that do not permit all activities permitted for a Licence for processing meaning it is unable to sell cannabis oil that is a cannabis product. All licensed subsidiaries who held a licence authorizing the sale of cannabis products to a registered client, now hold a Licence for sale for medical purposes. Tweed formerly held a Dealer’s Licence under the NCR; however, this licence was transitioned to a cannabis drug Licence and a Licence for analytical testing under the Cannabis Act.

At the end of each term of their respective Licences, a Licence Holder must submit an application for renewal to Health Canada containing information prescribed by the Cannabis Act.

The Cannabis Act legalized recreational cannabis use nationwide in Canada. It creates a legal framework for controlling the production, distribution, sale and possession of cannabis across Canada for both medical and recreational purposes. Subject to provincial or territorial restrictions, adults who are 18 years of age or older are legally able to:

•	possess up to 30 grams of legal cannabis, dried or equivalent in non-dried form in public;
•	share up to 30 grams of legal cannabis with other adults;
•	buy dried or fresh cannabis and cannabis oil from a provincially-licensed retailer;
•	grow, from licensed seed or seedlings, up to four cannabis plants per residence for personal use; and
•	make cannabis products, such as food and drinks, at home as long as organic solvents are not used to create concentrated products.

Further, the current regime for medical cannabis will continue to allow access to cannabis to people who have the authorization of their healthcare provider.

The Cannabis Act provides provincial and municipal governments with the authority to prescribe regulations regarding retail and distribution, as well as the ability to alter some of the existing baseline requirements, such as increasing the minimum age for purchase and consumption. As the distribution and sale of cannabis for recreational purposes is regulated under the individual authority of each provincial and territorial government, regulatory regimes vary from jurisdiction to jurisdiction. In each of the provinces and territories, except for Saskatchewan, a provincial distributor is responsible for purchasing cannabis from producers and selling products to its regulated retail distribution channels. In addition, in each province and territory, other than Saskatchewan and Manitoba, the provincial distributor is solely responsible for online sales. With respect to retail sales of cannabis, other than online sales, the provincial and territorial regulations in Prince Edward Island, Nova Scotia, New Brunswick, Quebec, and the Northwest Territories allow only for government-run cannabis stores, while the provincial and territorial regulations in Ontario, Manitoba, Saskatchewan, Alberta and Yukon leave the retail sale of cannabis, other than online sales, to the private sector. In Newfoundland, British Columbia and Nunavut, provincial and territorial regulations allow for a hybrid model in which both public and private stores can operate.

The Cannabis Act also includes several measures to help prevent youth from accessing cannabis, including both age restrictions and restrictions on the promotion of cannabis. Regulations under the Cannabis Act include the following labeling and branding requirements: plain packaging, including a standardized cannabis symbol on every label; mandatory health warning messages (including specifics regarding size, placement and appearance); a limit of one brand element aside from the brand name; no other image or graphic; backgrounds need to be a single, uniform colour; use of fluorescent or metallic colours is prohibited; labels and packaging cannot have any coating or embossing; and no inserts can be included. The Cannabis Act also discourages youth cannabis use by prohibiting products that are appealing to youth, packaging or labeling cannabis in a way that makes it appealing to youth, selling cannabis through self-service displays or vending machines, or promoting cannabis, except in narrow circumstances, where young people cannot see the promotion. The new legislation also helps protect public health by creating strict safety and quality regulations.

In connection with the new framework for regulating cannabis in Canada, the Canadian Federal Government has introduced new penalties under the Criminal Code (Canada), including penalties for the illegal sale of cannabis, possession of cannabis over the prescribed limit, production of cannabis beyond personal cultivation limits, taking cannabis across the Canadian border, giving or selling cannabis to a youth and involving a youth to commit a cannabis-related offence.

Currently, permitted cannabis product formats in Canada include dried flowers, oils, soft-gel capsules and pre-rolled cannabis products. The Canadian federal government has released regulations with respect to the regulatory framework for ingestible cannabis, cannabis extracts and cannabis topical products, which the federal government has indicated will come into force on October 17, 2019, with initial products available for sale no earlier than mid-December 2019. The precise application of the new legislation is still uncertain. See “Risk Factors” for additional details.

Corporate Social Responsibility

Canopy Growth is committed to being a responsible member of its community and industry wherever it operates. The Corporation prides itself on investing in and being the leader in creating solutions to cannabis-related issues. When selecting a CSR partner, the Corporation prioritizes those individuals and organizations who have a proven track record of effecting change. Some of the Corporation’s initiatives include:

Patient Advocacy

•

Supporting the CAS through an unrestricted grant to CAS for the development of a patient-focused series that explains the science of cannabis as a therapy, the rules and regulations surrounding access and different ways to consume cannabis for safer use and better health.

Research

•

Funding the Quebec Cannabis Registry in partnership with McGill University and the Collège des médecins du Québec. The Quebec Cannabis Registry was closed at the end of 2018 and preliminary reports and results are expected in October 2019.

•

Establishing the first of its kind, Professorship of Cannabis at the University of British Columbia, to focus on researching the role Cannabis can play in addressing addiction to opiates, both licit and illicit.

Education and Responsible Use

•

Providing an educational grant to Canadian Students for Sensible Drug Policy and a subsequent grant to Parent Action on Drugs which created tools for parents and youth to talk frankly about cannabis use.

•

Supporting a national campaign to raise awareness of impairment in relation to operating a motor vehicle under the influence of cannabis, in connection with the Canadian Drug Policy Coalition and Mothers Against Drunk Driving and Uber B.V.

•	Partnering in the development and dissemination of patient education resources with United in Compassion Australia.

Philanthropic and Employee Engagement

•	Donating to local cultural and health-based initiatives in communities in which the Corporation operates.
•	Engaging hundreds of employees to actively participate in days of volunteering to support local charities and not for profits.
•

Investing $20 million over the next four years through the Tweed Collective to support the revitalization of communities in which the Corporation operates. The Corporation will partner with local charities to bring programs and projects to life in support of economic development, environmental community engagement and connectivity.

Environmental

•

Partnership with TerraCycle Canada, ULC to create the first cannabis packaging recycling program to keep cannabis packaging out of landfills. The waste collected through the Tweed & TerraCycle program is recycled into a variety of products.

Other Initiatives

Canopy Animal Health, a division of Canopy Growth, is committed to establishing the safe and effective use of highly purified, pharmaceutical grade, natural cannabis extracts and formulations to treat medical conditions of cats, dogs and horses. Canopy Animal Health is also working with the global veterinary community to establish appropriate dosing regimens for select conditions and diseases of companion animals.

Activities Outside Canada

The Corporation only conducts business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and its regulatory obligations with the TSX and NYSE. The legal and regulatory requirements in the foreign countries in which the Corporation operates with respect to the cultivation and sale of cannabis, as well as local business culture and practices are different from those in Canada. Prior to commencing operations in a new country, in partnership with its local legal counsel, consultants and partners, the Corporation conducts legal and commercial due diligence in order to ensure that it and its officers and directors gain a sufficient understanding of the legal, political and commercial framework and specific risks associated with operating in such jurisdiction. Where possible, the Corporation seeks to work with respected and experienced local partners who can help to understand and navigate the local business and operating environment, language and cultural differences. In consultation with advisors, the Corporation takes steps it deems appropriate in light of the level of activity and investment it expects to have in each country to ensure the management of risks and the implementation of necessary internal controls.

Europe

Germany

As of March 2017, the German government enacted the “cannabis as medicine” law, which allows for the prescription of the dried flowers of the cannabis plant, Cannabis sativa L., for medical use. In Germany, the Federal Institute for Drugs and Medical Devices (the “BfArM”) and regional drug monitoring agencies (“Landesbehörden”) are responsible for the licencing process to import, process and distribute medical cannabis to German pharmacies as well as the export into other European countries.

The Corporation’s German subsidiary, Canopy Growth Germany GmbH (formerly Spektrum Cannabis GmbH) is fully licensed through BfArM and has distributed cannabis products to over 1700 pharmacies across Germany.

With the enactment of the “cannabis as medicine” law, the BfArM established a cannabis agency to organize and control the cultivation and distribution of domestically grown cannabis for medical use.

On December 6, 2018, Canopy Growth acquired Storz & Bickel, a global leader in the design and manufacturing of vaporizers based in Tuttlingen, Germany, for a purchase price of approximately €145 million.

On May 2, 2019, Canopy Growth acquired C3, one of the world’s leading producers of herbal medicines specializing in natural extraction and synthetic cannabinoid production, in exchange for €225.9 million in cash. The all cash-acquisition furthers Canopy Growth’s expansion into European markets with prescription medicines and gives the Corporation immediate access to a wealth of knowledge and intellectual property that C3 has developed in its nearly 20 years of research and development into synthetic and natural cannabis medical products.

Denmark

As of January 1, 2018, the Danish government initiated a trial permitting doctors to prescribe medical cannabis to a defined patient group. The trial will continue for the following four years and is supported by federal funding. The Danish Medicines Agency issues licences to import “primary” (starter) cannabis products and to cultivate and produce approved forms of medical cannabis for wholesale distribution within Denmark. All medical cannabis production facilities and products are subject to inspection by the Danish Medicines Agency. Export of medical cannabis from Denmark is permitted according to specific authorizations and there are currently no volume restrictions.

Canopy Growth Denmark ApS (formerly Spectrum Cannabis Denmark ApS) is the Corporation’s joint venture with Danish Cannabis ApS which will serve the needs of Danish medical cannabis patients, and potentially the Scandinavian market, with Canopy Growth products. In July 2018, the Corporation increased its ownership position in Canopy Growth Denmark ApS to 82% and the Corporation will own 100% once all milestones are completed.

Canopy Growth Denmark ApS holds licences for the handling of imported product and for growth and production of medical cannabis. Canopy Growth Denmark ApS owns a building with approximately 300,000 square feet of licensed greenhouse cultivation and post-harvest processing capability.

In March 2019, Canopy Growth Denmark passed its inspection by the Danish Health Authority.

Spain

On September 17, 2017, Canopy Growth, along with its wholly-owned subsidiary Spektrum Cannabis GmbH (now Canopy Growth Germany) announced a supply licence agreement with Alcaliber, a leading player in the international pharmaceutical industry based in Spain. Alcaliber held a licence to cultivate, produce, manufacture, export, import, and commercialize cannabis for medical and scientific purposes by the Spanish Agency of Medicinal Products and Medical Devices (“AEMPS”). As a result of the agreement, Canopy Growth granted Alcaliber a license to use certain strains and seeds to be grown and cultivated at Alcaliber’s facilities for sale. On March 19, 2018, the Corporation completed a transfer of 1,500 cannabis clones to Alcaliber.

On March 25, 2019, Canopy Growth acquired 100% of the share capital of Cafina. In November 2018, Cafina was granted a licence to cultivate, produce, export, import, and commercialize cannabis for medical and scientific purposes by the AEMPS and a licence for research purposes.

United Kingdom

On April 9, 2018, the Corporation announced the launch of Beckley Canopy, a partnership between CHI (d/b/a Spectrum Therapeutics Applied Research), its affiliate and biopharmaceutical research arm, and drug research pioneer Lady Amanda Feilding and the Beckley Foundation. Beckley Canopy has been formed to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection.

On May 22, 2019, Canopy Growth acquired This Works Products Limited, a global leader in natural skincare and sleep solutions, in exchange for approximately £43 million in cash.

Poland

In July 2017, the Polish parliament voted to amend the Act of law of 29 July 2005 on Counteracting Drug Addiction. These amendments (which came into effect in November 2017), permitted the marketing and sale of pharmaceutical raw materials such as cannabis herb other than hemp and herbal extracts, pharmaceutical tinctures, as well as other cannabis extracts.

On June 12, 2018, Canopy Growth Polska Sp. z o.o. (previously Spectrum Cannabis Polska Sp. z o.o.) was the first company to submit an application for product registration (Red No.2 cannabis flower).

On October 23, 2018, the Office for Registration of Medicinal Products, Medical Devices and Biocidal Products positively reviewed the application of Canopy Growth Polska Sp. z o.o. - the product Red No.2 (dried cannabis flowers) and provided a registration for the product.

On January 17, 2019, Canopy Growth Polska Sp. z o.o. received its first cannabis supply which originated in Canada and was shipped to Canopy Growth Germany GmbH before arriving in Poland.

Czech Republic

In 2013, through an amendment to the Act on Pharmaceuticals the government of the Czech Republic permitted the legal purchase and use of medical cannabis for patients from licensed domestic sources. The amendments came into force in March 2014 and permits the importation of medical cannabis from abroad.

On April 15, 2018, Canopy Growth acquired Canopy Growth Czech s.r.o. (formerly Annabis Medical s.r.o.), a leader in the Czech Republic’s medical cannabis industry that currently imports and distributes cannabis products pursuant to federal licences. Canopy Growth Czech s.r.o. has, through its affiliates, held licences to import and distribute medical cannabis products pursuant to federal Czech licences since 2014, with distribution commencing in 2015 through pharmacy channels across the Czech Republic.

Caribbean

Jamaica

The Cannabis Licensing Authority (the “CLA”) was established in Jamaica in 2015 under the Dangerous Drugs Act, with powers to make and oversee the implementation of regulations for licences, permits and other authorizations for the cultivation, processing, distribution, sale and transportation of cannabis for medical, scientific and therapeutic purposes. Currently the regulations do not allow for the import or export of medical cannabis. Medical cannabis is available to patients with a prescription written by a medical practitioner registered with the Medical Council of Jamaica. Licences, permits and other authorizations are required for the cultivation, processing, distribution, sale and transportation of medical cannabis. Licence applications are subjected to a rigorous review process and licensees are subject to pre- and post-licence inspection and reporting requirements. Once an applicant completes its post-production building, the CLA inspects for final and full licence approval.

On October 25, 2017, the Corporation announced that it had launched a strategic partnership in the Jamaican cannabis market as part of its ongoing international expansion. Grow House JA Limited, to operate as Tweed Limited JA (“Tweed JA”), will serve the needs of the Jamaican medical cannabis market. The Corporation holds 49% of the share capital of Tweed JA which received a Cultivator’s License (Tier 2: three and three-quarters acres) from the CLA on November 1, 2018.

Africa

Lesotho

On May 30, 2018, the Corporation announced the acquisition of Spectrum Cannabis Lesotho (Pty) Ltd. (formerly Daddy Cann Lesotho PTY Ltd.). Based in the Kingdom of Lesotho, this company holds a licence to cultivate, manufacture, supply, hold, import, export, and transport cannabis and its resin.

South Africa

On March 31, 2017, the High Court in the Republic of South Africa declared that certain sections of the Drugs Act and the Medicines and Related Substances Act, 1965 – where they prohibit private and personal use of marijuana – were invalid and unconstitutional. The order of invalidity was suspended for 24 months to allow Parliament to amend these Acts and bring them in line with the Constitution.

On April 23, 2019, the South African Minister of Health announced that CBD (with a maximum dose of 20mg/day and THC content of less than 10 parts per million) would be de-scheduled with immediate effect. This essentially means CBD products (with a daily dose of no more than 20 mg) are now freely available for sale across mass distribution in South Africa. This ruling is valid for 12 months.

In March 2019, Spectrum Cannabis South Africa applied for a cultivation and manufacturing licence in South Africa. In May 2019, the Corporation acquired the requisite land for the proposed site (12 hectares) in the City of Cape Town.

South America

Brazil

On March 18, 2016, the Brazilian Health Surveillance Agency, Agência Nacional de Vigilância Sanitária, (“ANVISA”), enacted Collegiate Board Resolution No. 66 (Resolução da Diretoria Colegiada – RDC No. 66 de 18 de Março, D.O.U. No. 54, de 21 de Março de 2016), which allows for the prescription and the import of products containing the substances CBD and THC in their formation. ANVISA has indicated that it is preparing regulations for the cultivation and limited sale of medical cannabis in Brazil. In the interim, ANVISA has authorized a limited number of companies to conduct research and development of cannabis-based therapeutics using imported cannabis.

Canopy Growth Brasil Biomedical Ltda., a wholly-owned subsidiary of the Corporation, facilitates the importation of cannabis into the Brazilian market for scientific research purposes. The Corporation also owns approximately 38% of SPCT Lab Brasil S.A. (formerly named Entourage Partiçipaões), which is conducting research and development activities in Sao Paulo, Brazil. Through a demerger process which has commenced, the Corporation has agreed to acquire 100% of the outstanding shares of SPCT Lab Brasil S.A.

Chile

On August 9, 2018, Canopy Growth announced that it had acquired all of the remaining outstanding shares of Spectrum Cannabis Chile SpA for cash consideration of US$750,000. Prior to the acquisition, the Corporation controlled 85% of the issued and outstanding shares of Spectrum Cannabis Chile SpA. Through its office in Santiago, Chile, Spectrum Cannabis Chile is conducting research and development activities.

Colombia

In 2015, the government of Colombia issued a decree to legalize medical cannabis. Congress followed up with a 2016 law that established a regulatory framework for medical cannabis. Since then, the government has already published the majority of implementing decrees regulating its use, cultivation, purchase and export.

In July 2018, the Corporation purchased Canopy Growth Colombia S.A.S. (formerly Colombia Cannabis S.A.S.), which owns a 126 hectare farm suitable for growing and future operations. When initially acquired, it was licensed for 42 hectares (4.5 million sq. ft.) of production capacity for both psychoactive and non-psychoactive (<1% THC) cannabis, and has subsequently received licences for all 126 hectares (13.6 million sq. ft.).

Australia

On April 25, 2018, Canopy Growth and the Victoria State Government announced the launch of Canopy Australia to enable domestic cultivation and production of medical cannabis for patients while serving as a distribution hub for other jurisdictions in Asia-Pacific and to establish Canopy Australia’s headquarters and research and development facility. Canopy Australia has acquired a greenhouse in the State of Victoria, which is currently being retrofitted for the cultivation of cannabis.

Two batches of genetics, covering the range of Spectrum Therapeutics products, have been successfully transferred from Canada to Australia and are being overseen by the State Government of Victoria

United States

On February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (the “Staff Notice”) which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the U.S. as permitted within a particular state’s regulatory framework. All issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents.

In addition, on October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review.

Unlike in Canada, which has uniform federal legislation governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, in the United States, cannabis is regulated at the federal and state level. Notwithstanding the permissive regulatory environment of cannabis in some states, cannabis continues to be categorized as a Schedule I controlled substance under the CSA, making it illegal under federal law in the United States to cultivate, distribute, or possess cannabis. This means that while state law in such U.S. states as California and Colorado may take a permissive approach to medical and/or recreational use of cannabis, the CSA may still be enforced by U.S. federal law enforcement officials against citizens of those states for activity that is legal under state law.

As a result of the conflicting views between state legislatures and the U.S. federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General James Cole authored a memorandum (the “Cole Memorandum”), addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several U.S. states have enacted laws relating to cannabis.

The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principals require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and therefore it is uncertain how active federal prosecutors will be in relation to such activities. Due to the ambiguity of the Sessions Memorandum, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law. Please refer to “Risk Factors” for further discussion.

On January 15, 2019, U.S. Attorney General nominee William P. Barr intimated a markedly different approach to cannabis regulation than his predecessor during his confirmation hearing before the Senate Judiciary Committee. Mr. Barr stated that his approach to cannabis regulation would be not to upset settled expectations that have arisen as a result of the Cole Memorandum, that it would be inappropriate to upset the current situation as there has been reliance on the Cole Memorandum and that he would not be targeting companies that have relied on the Cole Memorandum and are complying with state laws with respect to the distribution and production of cannabis. While he did not offer support for cannabis legalization, Mr. Barr did emphasize the need for the U.S. Congress to clarify federal laws to address the untenable current situation which has resulted in a backdoor nullification of federal law.

Additionally, under U.S. federal law it may, under certain circumstances, be a violation of federal money laundering statutes for financial institutions to accept any proceeds from cannabis sales or any other Schedule I controlled substances. Certain Canadian banks are similarly reluctant to transact business with U.S. cannabis companies, due to the uncertain legal and regulatory framework characterizing the industry at present. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to U.S. cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a chequing account, debit or credit card, small business loan or any other service could be found guilty of money laundering or conspiracy. Despite these laws, in February 2014, the Financial Crimes Enforcement Network (“FCEN”) of the Treasury Department issued a memorandum (the “FCEN Memo”) providing instructions to banks seeking to provide services to cannabis-related businesses. The FCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo. Please refer to “Risk Factors” for further discussion.

While the Corporation will not engage in cannabis-related activities in the United States related to cultivating and distributing cannabis so long as cannabis remains illegal under U.S. federal law, certain entities in which the Corporation holds securities may operate in the U.S. cannabis industry provided that the investment structure allows it to do so by virtue of a non-participating, non-voting security that is only exercisable or exchangeable upon cannabis becoming legal or permissible in the U.S. under federal law. For instance, TerrAscend has been pursuing strategic transactions in the cannabis sector internationally, including select opportunities in the United States. Canopy Growth holds non-participating, non-voting Exchangeable Shares in order to maintain compliance with industry regulations and the policies of the TSX and NYSE. Certain other entities in which the Corporation has an interest also have ancillary involvement with U.S. cannabis-related activities and may generate revenue from U.S. cannabis companies. See “Risk Factors” for additional details.

On December 20, 2018, the 2018 Farm Bill was signed into law by President Trump. The 2018 Farm Bill, among other things, removes industrial hemp and its cannabidiols, including CBD derived from industrial hemp, from the CSA and amends the Agricultural Marketing Act of 1946 to allow for industrial hemp production and sale in the United States. Under the 2018 Farm Bill, industrial hemp is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.” The U.S. Department of Agriculture has been tasked with promulgating regulations for the industrial hemp industry, which, among other things, requires the Department of Agriculture to review and approve any state-promulgated regulations relating to industrial hemp. Until such time as the Department of Agriculture approves a state’s industrial hemp regulations, commercial sale of industrial hemp may not be permissible. The timing of such Department of Agriculture regulations cannot be assured. Further, under the 2018 Farm Bill, the FDA has retained authority over the addition of CBD to products that fall within the FDCA. There can be no assurance that the FDA will approve CBD as an additive to products under the FDCA. Additionally, the 2018 Farm Bill does not legalize CBD derived from “marihuana” (as such term is defined in the CSA), which is and will remain a Schedule I controlled substance under the CSA.

The passage of the 2018 Farm Bill has allowed Canopy Growth to advance its hemp interests in the United States. In New York State, Governor Andrew M. Cuomo’s leadership at the state level has led to the creation of the Hemp Research Pilot Program which was made possible by the passage of the Farm Bill, giving Canopy Growth the federal guidance it needed to make a significant investment in New York. On January 14, 2019, Canopy Growth was granted a hemp processing and production licence by New York State in order to establish commercial hemp operations in the United States. The intention is for Canopy Growth to establish large-scale production capabilities focused on hemp extraction and product manufacturing within the hemp industrial park. Canopy Growth intends to invest between US$100 million and US$150 million in its New York operations. On April 29, 2019, Canopy Growth announced that it had secured a 308,000 square foot facility on a 48-acre property in Kirkwood, New York with construction anticipated to commence in the summer of 2019. The vision for the property is to build the infrastructure necessary to support hemp-derived cannabinoid extraction and related manufacturing together with providing an opportunity for participation by other business in the hemp industry.

Prior to the passage of the 2018 Farm Bill, on November 26, 2018, Canopy Growth acquired the assets of ebbu, Inc., a leader in hemp research and innovation. ebbu is a leader in hemp research and innovation, and the intellectual property and the research and development advancements achieved by ebbu’s team apply directly to Canopy Growth’s hemp and THC-rich cannabis genetic breeding program and its cannabis infused beverage capabilities. Additionally, ebbu’s intellectual property portfolio will contribute to the clinical formulations program executed by Spectrum Therapeutics Applied Research. By applying ebbu’s intellectual property, the Corporation has the potential to vastly reduce the cost of CBD production.

In addition, Canopy Growth entered into the Arrangement Agreement with Acreage pursuant to which Canopy Growth will acquire all of the issued and outstanding securities of Acreage contingent on the occurrence or waiver of the Triggering Event. Pursuant to the Arrangement Agreement, upon satisfaction of certain conditions to the implementation of the Acreage Arrangement, shareholders of Acreage and certain other securityholders will receive an up-front aggregate total payment of US$300 million. Upon completion of the acquisition, shareholders of Acreage will receive 0.5818 of a Common Share for each Subordinated Voting Share of Acreage held, subject to adjustment in certain circumstances in accordance with the terms of the Arrangement Agreement. Canopy Growth is permitted to waive the Triggering Event. In connection with the Arrangement Agreement, the Corporation will also execute a licensing agreement granting Acreage access to Canopy Growth’s award-winning line-up of brands such as Tweed® and Tokyo SmokeTM, along with other intellectual property.

Canopy Growth is not considered a U.S. Marijuana Issuer (as defined in the Staff Notice) nor does Canopy Growth have material ancillary involvement in the U.S. cannabis industry in accordance with the Staff Notice with the capital invested in ancillary business being only a small fraction of the Corporation’s overall market capitalization and asset value. Furthermore, Canopy Growth, other than TerrAscend, are not directly involved in any marijuana-related activities in the U.S. (as defined in the Staff Notice).

The Corporation will only conduct business and will only invest in entities in jurisdictions outside of Canada where such operations are legally permissible and in compliance with the policies of the TSX and NYSE. Although the Corporation may, at times, hold interests in entities that are engaged in the cultivation and distribution of cannabis in the United States, such interests will only be pursued where legally permissible or the Corporation has no voting rights, no rights to receive dividends and no entitlements upon dissolution of such entity and no other form of control such that the Corporation remains in compliance with the policies of the TSX and NYSE. The Corporation may replicate the structure of its interest in TerrAscend or similar structures with other entities, provided that (i) the securities held by the Corporation are not entitled to receive any dividends; (ii) in the event of the dissolution, liquidation or winding-up, whether voluntary or involuntary, or any other distribution of assets among its shareholders for the purpose of winding-up its affairs, the Corporation is not entitled to receive any amount, property or asset; and (iii) the Corporation is not entitled to receive notice of, attend, or vote at meetings of the shareholders. The Corporation would ensure that shareholders are made aware of all associated risks of any specific investment in accordance with the Staff Notice. Accordingly, in such circumstances, the Corporation will not have any direct or indirect involvement in cannabis-related activities in the United States related to cultivating and distributing cannabis as a result of a lack of any dividend, dissolution and voting rights or control over such entities.

For the reasons set forth above, the Corporation’s existing investments in the United States as well as the Acreage Arrangement, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Corporation may be subject to direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Corporation’s ability to invest in the United States or any other jurisdiction. This could have a material adverse effect on the Corporation, including its reputation and ability to conduct business, its investments, the listing of the Common Shares on the TSX and NYSE, its financial position, operating results, profitability or liquidity or the market price of the Common Shares. See “Risk Factors” for additional details.

Canopy Rivers

Canopy Rivers is a reportable segment of Canopy Growth in accordance with GAAP. Canopy Rivers is a venture capital and strategic support platform that pursues investment opportunities in the global cannabis sector. Canopy Rivers identifies counterparties seeking financial and/or operating support and aims to provide investor returns through dividends, interest, rent, royalties and capital appreciation. Canopy Growth owns 36,468,318 Multiple Voting Shares, representing 100% of the issued and outstanding Multiple Voting Shares. Canopy Growth also owns 15,223,938 Subordinated Voting Shares representing 9.86% of the issued and outstanding Subordinated Voting Shares. The Subordinated Voting Shares are listed for trading on the TSXV and each Subordinated Voting Share is entitled to one vote per share, whereas each Multiple Voting Share is entitled to 20 votes per share on all matters requiring shareholder approval. In the aggregate, Canopy Growth owns approximately 27.1% of the issued and outstanding shares in the capital of Canopy Rivers and approximately 85.4% of the voting power attached to the outstanding shares of Canopy Rivers.

Canopy Rivers has engaged in transactions with companies licensed under the Canadian national regulatory framework for cannabis cultivation, processing and sale (currently, the Cannabis Act for recreational and medical cannabis and, prior to October 17, 2018, the ACMPR for medical cannabis), licence applicants under the Cannabis Act and ACMPR, applicants for retail distribution licences in various provinces across Canada and ancillary businesses related to the cannabis industry. To date, Canopy Rivers has made investments through a variety of financial structures in eighteen companies, including eight with international operations.

In the fourth quarters of each of fiscal 2019 and fiscal 2018, all of the Corporation’s revenue was earned by the cannabis operations segment. Canopy Rivers contributed net income of $3,763 in the fourth quarter of 2019, of which $1,658 was attributable to Canopy Growth. In the fourth quarter of fiscal 2018, Canopy Rivers contributed net income of $11,915, of which $3,753 was attributable to Canopy Growth. The decrease reflects the year-over-year decrease in the fair value changes on Canopy Rivers’ strategic equity investments, along with an increase in share-based compensation expense due to the stock options which have been granted in fiscal 2018 and fiscal 2019.

As of the date of this Annual Information Form, Canopy Rivers has direct or indirect investments in the following entities:

•	Agripharm
•	BioLumic Ltd.
•	CanapaR Corp.
•	Civilized Worldwide Inc.
•	Eureka 93 Inc.
•	Greenhouse Juice Company (10831425 Canada Ltd.)
•	Headset, Inc.
•	Herbert (10663522 Canada Inc.)
•	High Beauty Inc.
•	James E. Wagner Cultivation Corporation
•	Leaflink Services International ULC
•	Les Serres Vert Cannabis Inc.
•	PharmHouse Inc.
•	Radicle Cannabis Holdings Inc.
•	Solo Growth Corp.
•	Spot
•	TerrAscend
•	Zeakal, Inc.

Specialized Skills and Knowledge

The success of Canopy Rivers is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management as well as certain consultants. Canopy Rivers’ future success depends on its continuing ability to attract, develop, motivate, and retain such personnel. Qualified individuals are in high demand and Canopy Rivers may incur significant costs to attract and retain them.

Competitive Environment

As the cannabis market continues to mature, the entry of new competitors may also increase the level of competition in the cannabis market as a whole, including for entities like Canopy Rivers that pursue investment opportunities in the global cannabis sector. While the Government of Canada has only issued a limited number of licences to cultivate and/or process cannabis under the Cannabis Act, there are numerous applicants for licences. If the number of users of medical and/or recreational cannabis increases, the demand for products will increase and the Corporation expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. Alternatively, if additional licences are not granted, the opportunities for capital investment by Canopy Rivers may be limited

In addition, the legal landscape for medical and recreational cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of medical cannabis in some form or another, and some of these countries may pass laws allowing for the production and distribution of recreational cannabis as well.

Accordingly, there is potential that Canopy Rivers will face intense competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. In addition, the entities in which Canopy Rivers invests will also face competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. Certain of these investees’ competitors with longer operating histories are further advanced in the application process and have already secured licensing for significant amounts of production. Some of these investees are early-stage applicants with no current operations and potentially low production capacity. The ability of these investees to become licensed, increase and/or maintain their production or other relevant business capacity, enter into supply agreements or develop sales channels is uncertain. Certain investees may not be able to find buyers for their production in jurisdictions where provincial agencies will be responsible for the sale of cannabis and, even if they are able to enter into supply agreements with provincial agencies, they may not be able to negotiate favourable prices. Investees may also face competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid licence.

Competitive factors may result in Canopy Rivers being unable to enter into desirable arrangements for new investments, to recruit or retain qualified employees or to acquire the capital necessary to fund its capital investments.

Economic Dependence

As a result of the relationship between Canopy Growth and Canopy Rivers, the business and future operations of Canopy Rivers may be adversely affected by changes in the business, market price, directors, officers or employees of Canopy Growth. Canopy Growth has a significant influence and control over the business and operations of Canopy Rivers due to the Multiple Voting Shares held by Canopy Growth as well as the investor rights agreement and the memorandum of understanding each dated September 17, 2018, between Canopy Growth and Canopy Rivers, which are available for review under Canopy Rivers’ profile on SEDAR at www.sedar.com.

Employees

As of March 31, 2019, Canopy Rivers had 15 full-time employees.

Foreign Operations

Canopy Rivers evaluates investments in both the domestic and the global cannabis sector and expects that the geographic composition of Canopy Rivers’ investment portfolio will reflect the global nature and constitution of the cannabis industry. Currently, the majority of the entities that Canopy Rivers has invested in operate solely within Canada and Canopy Rivers is not dependent upon foreign operations.

Investment Policy

While the nature and timing of Canopy Rivers’ investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to Canopy Rivers, the principal investment objectives of Canopy Rivers include: (i) identification of early stage investment opportunities with attractive economics relative to the risks; (ii) identification of high-return investment opportunities by investing in strategic, high-performing counterparties; (iii) investment in counterparties in various segments of the cannabis industry value chain that will integrate well into Canopy Rivers’ existing investee ecosystem, so that the counterparty, the existing investee ecosystem, and shareholders can benefit and maximize the potential of this ecosystem; (iv) preservation of capital and limiting the downside risk of its capital; (v) achievement of a reasonable and sustainable rate of capital appreciation; (vi) achievement of a reasonable and sustainable rate of cash flow generation; (vii) mitigation of the risks associated with investments to the extent possible; and (viii) seeking of liquidity in its investments where warranted.

In pursuing its investment strategy and in realizing the investment objectives outlined above, Canopy Rivers carefully reviews a number of factors relating to investment candidates, including but not limited to the following: (i) quality of the management team’s background and experience; (ii) alignment of interests with management through equity ownership; (iii) stage of investee’s life cycle and extent of operating history; (iv) business and geography of the investee, including any unique and/or differentiated element; (v) regulatory model and legal environment in which the investee operates in order to ensure compliance with applicable laws as well as long-term growth opportunities; (vi) form of investment structure, including equity, debt, royalty, joint venture and/or profit-sharing agreements with a view to providing shareholders with stability and predictability of cash flows with equity-linked upside; (vii) ability for ongoing engagement with the investee; and (viii) extent of potential return on investment.

Canopy Rivers has access, through both its partnership with Canopy Growth and the domestic and global network of its management team, advisors and its board of directors, to what is anticipated to be a significant pipeline of domestic and global cannabis companies seeking alternative financing solutions. From this pipeline, and guided by the investment objectives and strategy outlined above, Canopy Rivers’ investment team of qualified financial and technical professionals carefully select appropriate investment candidates for potential integration.

Following identification of a possible investment candidate, Canopy Rivers conducts significant and detailed financial, operational and legal due diligence, using both its internal team of qualified professionals as well as external advisors and counsel as required. In addition to the financial support provided to investees, Canopy Rivers offers operational support to investees in its ecosystem. This support is investee-specific depending upon the needs of each investee. Notwithstanding the foregoing, from time to time, the board of directors of Canopy Rivers may authorize such investments outside of these disciplines as it sees fit for the benefit of Canopy Rivers and its shareholders.

The nature and timing of Canopy Rivers’ investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to Canopy Rivers. Canopy Rivers intends to continue building a diverse investment portfolio, both in terms of geography and segment of the cannabis value chain, although the composition of such portfolio will vary over time depending on a number of factors, including: performance of financial markets; risk; development of the domestic and international cannabis industry and regulations related thereto; and other macro- and micro-economic factors impacting the cannabis industry and Canopy Rivers. Given the host of factors influencing the investment process, it is accordingly difficult to predict exactly how Canopy Rivers’ investment portfolio will evolve over time.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones that the Corporation faces. Additional risks and uncertainties, including those that the Corporation does not know about now or that it currently deems immaterial, may also adversely affect the Corporation’s business. If any of the following risks actually occur, the Corporation’s business may be harmed, and its financial condition and results of operations may suffer significantly.

Changes in Laws, Regulations and Guidelines

On October 17, 2018, the Cannabis Act came into effect. Uncertainty remains, however, with respect to the implementation of the Cannabis Act as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for recreational purposes. The impact of these laws, regulations and guidelines on the Corporation’s business, including increased costs of compliance and other potential risks, remain uncertain and, accordingly, may cause the Corporation to experience adverse effects.

The Canadian federal regulatory regime requires plain packaging in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse impact on the Corporation’s business, financial condition and results of operations, as it may be difficult to establish brand loyalty. In addition, the Cannabis Act allows for Licenses to be granted for outdoor cultivation, which may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on the Corporation’s business, financial condition and results of operation of Canopy Growth.

There is no guarantee that provincial legislation regulating the retail distribution and sale of cannabis for adult use purposes will remain unchanged or that it will be implemented in a way that is favourable to the Corporation. It is possible for significant legislative amendments to be enacted in each province to address any current or future regulatory issues or perceived inadequacies in the distribution of cannabis. There is no guarantee that provincial or territorial legislation regulating the distribution and sale of cannabis for recreational purposes will create the growth opportunities that are currently anticipated by Canopy Growth.

To date, only fresh cannabis, dried cannabis and cannabis oil products are permitted for sale in Canada. Pursuant to the Cannabis Act, certain classes of cannabis products, such as edibles, concentrates and other ingestibles are currently prohibited from sale, but new regulations under the Cannabis Act will come into force on October 17, 2019 to permit edibles, concentrates and other ingestibles to be available for sale no earlier than mid-December 2019. While regulations have been released, the impact of these regulatory changes on the business of Canopy Growth is unknown, and the proposed regulations may not be implemented at all or, if they are, may change significantly.

Compliance with Laws

The Corporation’s operations are subject to various laws, regulations and guidelines that may change over time. The Corporation will endeavour to comply with all relevant laws, regulations and guidelines at all times but may not maintain internal policies and procedures adequate to ensure compliance with the various laws, regulations and guidelines to which they are subject. There is also a risk that the Corporation’s interpretation of laws, regulations and guidelines, including, but not limited to, the Cannabis Act, the associated regulations, various U.S. state regulations and applicable stock exchange rules and regulations, may differ from those of others, including those of government authorities, securities regulators and exchanges, and the Corporation’s operations may not be in compliance with such laws, regulations and guidelines. While the Corporation may be compliant today, it may not be compliant following changes to any laws, regulations or guidelines. In addition, achievement of the Corporation’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, and the impact of any delays in obtaining or failures to obtain regulatory approvals required by the Corporation may significantly delay or impact the development of the Corporation’s business and operations and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, any potential noncompliance could cause the Corporation’s business, financial condition and results of operations to be adversely affected. Further, any amendment to or replacement of the Cannabis Act or other applicable rules and regulations governing the Corporation’s activities may cause adverse effects on Canopy Growth’s business, financial condition and results of operations. The risks to the Corporation’s business associated with any amendment or replacement of the Cannabis Act or any subsequent regulatory changes in Canada or the United States could reduce the available market for products or services and could materially and adversely affect the Corporation’s business, financial condition and results of operations.

The Corporation will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. The Corporation may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, court rulings or more stringent application of existing laws or regulations, may have a material adverse impact on the Corporation, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities, or other significant changes in the Corporation’s business plans, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Corporation may operate could result in an increase in the Corporation’s taxes, other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Corporation’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Canopy Growth.

Due to the complexity and nature of the Corporation’s operations, various legal and tax proceedings may be in progress from time to time. If the Corporation is unable to resolve any of these proceedings favourably, there may be a material adverse effects on Canopy Growth.

International Laws

Cannabis-related financial transactions are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretations of these laws are unclear, in some jurisdictions, financial benefit, directly or indirectly, arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of such laws, and persons receiving any such benefit, including investors in an applicable jurisdiction, may be subject to liability. Each prospective investor should contact his, her or its own legal advisor.

Operational, Regulatory and Other Risks

Cannabis operations generally involve a high degree of risk. The Corporation is subject to the hazards and risks normally encountered in the cannabis industry. Should the Corporation be affected by any of these risks or hazards, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce cannabis, (ii) cause delays or stoppage of operations, (iii) cause personal injury or death and related legal liability, or (iv) result in the loss of insurance coverage. The occurrence of any of these risks or hazards could have a material adverse effect on the Corporation and the price of the Common Shares.

The Corporation may continue to expand into other geographic areas, product categories or market segments, which could increase the Corporation’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Corporation’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Corporation to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Corporation may not be able to successfully identify suitable acquisitions, investment and/or expansion opportunities or integrate such operations successfully with the Corporation’s existing operations.

The CBI Group is a Significant Shareholder

The CBI Group is the Corporation’s single largest shareholder and the Corporation’s business and future operations may be adversely affected by changes in the business, market price, directors, officers or employees of the CBI Group. The CBI Group has the ability to exercise significant influence over the Corporation’s business and operations due to its ownership interest and its rights under the Second Amended Investor Rights Agreement.

The CBI Group owns a substantial number of the outstanding Common Shares (on a fully diluted basis) and, through its pre-emptive rights and top-up rights, has the ability to maintain its ownership level. The CBI Group is also entitled to designate four nominees for election or appointment to the Corporation’s Board of Directors. As such, the CBI Group is in a position to exercise significant influence over the Corporation, including matters requiring shareholder approval, such as the election of directors, change of control transactions and the determination of other significant corporate actions. There can also be no assurance that the interests of the CBI Group will align with the interests of the Corporation or the Corporation’s shareholders, and the CBI Group will have the ability to influence certain actions that may not reflect the intent of the Corporation or align with the interests or the Corporation or its shareholders. The presence of the CBI Group could limit the price that investors or an acquirer may be willing to pay for Common Shares and may therefore delay or prevent a change of control or take-over bid of Canopy Growth.

Pursuant to the Second Amended Investor Rights Agreement, the CBI Group also has certain consent rights which could delay or prevent the completion of certain transactions that may otherwise be beneficial to the Corporation’s shareholders. The Corporation may also enter into other arrangements with the CBI Group, and as a result, the Corporation may be dependent on the CBI Group, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Limited Operating History

The Corporation has a limited history of operations and is in an early stage of development as it attempts to create a global infrastructure to capitalize on the opportunity in the cannabis industry. Accordingly, the Corporation is subject to many of the risks common to early-stage enterprises, including limitations with respect to personnel, other resources, and lack of revenue. The limited operating history may also make it difficult for investors to evaluate the Corporation’s prospects for success. There is no assurance that the Corporation will be successful and its likelihood of success must be considered in light of its stage of operations.

The Corporation has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability. The Corporation has also incurred losses in recent periods. The Corporation may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Corporation expects to continue to increase its capital investments and operating expenses as it implements initiatives to continue to grow its business. If the Corporation’s revenues do not increase to offset these expected increases in costs and operating expenses, it will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Execution of Business Strategy

An important part of the Corporation’s business strategy involves expanding operations in international markets, including in markets where it currently does not operate. The Corporation may be unable to pursue this strategy in the future at the desired pace or at all. The Corporation may be unable to, among other things, identify suitable companies to acquire or invest in; complete acquisitions on satisfactory terms; successfully expand the Corporation’s infrastructure and sales force to support growth; achieve satisfactory returns on acquired companies, particularly in countries where it does not currently operate; or enter into successful business arrangements for technical assistance or management expertise outside of North America.

The process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of management’s attention and financial and other resources. The Corporation can give no assurance that it will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on the Corporation’s business, financial condition or results of operations.

If the Corporation succeeds in expanding its existing businesses, that expansion may place increased demands on management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services provided to customers. In addition, the Corporation’s personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in countries outside of North America. Consequently, in order to manage growth effectively, the Corporation may be required to increase expenditures to increase its physical resources, expand, train and manage its employee base, improve management, financial and information systems and controls, or make other capital expenditures. The Corporation’s business, financial condition and results of operations could be adversely effected if it encounters difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on internal systems and controls. The Corporation’s ability to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The Corporation’s inability to deal with this growth may have a material adverse effect on its business, financial condition, results of operations and growth prospects.

Difficulty to Forecast

The Corporation will need to rely largely on its own market research to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources at this early stage of the cannabis industry. A failure in the demand for the Corporation’s products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect the Corporation’s business, financial condition and results of operations.

Conflicts of Interest

The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities. The Corporation’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to Canopy Growth. In some cases, the Corporation’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation’s business and affairs and that could adversely affect its operations. These business interests could require significant time and attention of the Corporation’s executive officers, directors and consultants.

In addition, the Corporation may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or corporations with which the Corporation may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with the Corporation’s interests. In addition, the Corporation may be competing with these persons for available opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Corporation’s directors are required to act honestly, in good faith and in the best interests of Canopy Growth.

Litigation

The Corporation may from time to time be involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Corporation is unable to resolve these disputes favourably, it may have a material adverse effect on Canopy Growth. Even if the Corporation is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of Canopy Growth. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Corporation could have a negative impact on its financial position.

Competition

As the recreational cannabis market continues to mature, consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption away from medical cannabis and towards recreational cannabis, resulting in increased levels of competition in the medical cannabis market. As the recreational cannabis market continues to mature, the entry of new competitors may also increase the level of competition in the cannabis market as a whole. This increase in competition may have a negative impact on the Corporation’s business.

There is potential that the Corporation will face intense competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. Increased competition by larger and better financed competitors could materially and adversely affect the Corporation’s business, financial condition and results of operations. The Corporation may not be able to enter into supply agreements or negotiate favourable prices. If the Corporation is unable to achieve its business objectives, such failure could materially and adversely affect the Corporation’s business, financial condition and results of operations. Moreover, competitive factors may result in the Corporation being unable to enter into desirable arrangements with new partners, to recruit or retain qualified employees or to acquire the capital necessary to fund its capital investments.

The Government of Canada has only issued a limited number of Licences to cultivate and/or process cannabis under the Cannabis Act. There are also numerous applicants for Licences. The number of Licences granted could have an impact on the Corporation’s operations. The Corporation may also face competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid Licence. Despite raids of dispensaries, many dispensaries are still in operation, providing additional competition.

If the number of users of medical and/or recreational cannabis increases, the demand for products will increase and the Corporation expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. Additionally, the legal landscape for medical and recreational cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of medical cannabis in some form or another, and some of these countries may pass laws allowing for the production and distribution of recreational cannabis as well. Increased international competition could materially adversely affect the Corporation’s business, operations or growth prospects.

Reputational Risk

The Corporation believes that the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with currently held views. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the cannabis industry and demand for its products and services, which could affect the Corporation’s business, financial condition and results of operations and cash flows. The Corporation’s dependence upon consumer perception means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Corporation, its business, financial condition, results of operations and cash flows. Further, adverse publicity, reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Corporation’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.

In addition, parties outside of the cannabis industry with which the Corporation does business may perceive that they are exposed to reputational risk as a result of the Corporation’s cannabis related business activities. For example, the Corporation could receive a notification from a financial institution advising it that they would no longer maintain banking relationships with those in the cannabis industry. The Corporation may, in the future, have difficulty establishing or maintaining bank accounts or other business relationships that it needs to operate its business. Failure to establish or maintain business relationships could have a material adverse effect on Canopy Growth.

Stock Exchange Restrictions

The Corporation is subject to restrictions from the exchanges on which the Common Shares are listed which may constrain the Corporation’s ability to expand its business internationally. The Corporation must comply with the TSX and NYSE guidelines when conducting business, especially when pursuing international opportunities in the United States.

On October 16, 2017, the TSX provided guidance regarding the application of the TSX Requirements for issuers with business activities in the cannabis sector. In TSX Staff Notice, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review. Failure to comply with the TSX Requirements could have an adverse effect on the Corporation’s business.

Risks Associated with Divestment and Restructuring

In certain circumstances, the Corporation may decide, or be required, to divest certain of its interests. In particular, if any of the Corporation’s interests give rise to a violation of any applicable laws and regulations, including United States federal law, the Corporation may be required to divest its interest or risk significant fines, penalties, administrative sanctions, convictions, settlements or delisting from the TSX and/or the NYSE. For instance, if the Corporation determines that the operations are not compliant with U.S. laws or the policies of the TSX and NYSE, the Corporation will use its commercially reasonable best efforts to divest of the Corporation’s interest in the event that it cannot restructure its holdings. There is no assurance that these divestitures will be completed on terms favourable to the Corporation, or at all. Any opportunities resulting from these divestitures, and the anticipated effects of these divestitures on the Corporation may never be realized or may not be realized to the extent the Corporation anticipates. Not all of the Corporation’s interests are liquid, and such interests may be difficult to dispose of and subject to illiquidity discounts on divestiture. Any required divestiture or an actual or perceived violation of applicable laws or regulations by the Corporation could have a material adverse effect on the Corporation, including on its reputation and ability to conduct business, the listing of the Common Shares on the TSX and NYSE, the Corporation’s financial position, operating results, profitability or liquidity or the market price of the Common Shares. In addition, it is difficult for the Corporation to estimate the time or resources that may be required for the investigation of any such matter or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

If the Corporation decides, or is required, to restructure its interests to remain in compliance with laws or stock exchange requirements, such restructuring could result in the write-down of the value of the Corporation’s interests, which could have a material adverse effect on its business, financial condition and results of operations.

Operational Structure

The majority of the Corporation’s assets are the capital stock of its material subsidiaries. The Corporation conducts substantially all of its business through its subsidiaries, which generate substantially all of the Corporation’s revenues. Consequently, the Corporation’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Corporation. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Corporation’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Corporation.

Reliance on Licences

The Corporation is dependent on its existing Licences in order to grow, store and sell cannabis. These Licences are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of these Licences could have a material adverse impact on the Corporation’s business, financial condition and operating results. There can be no guarantee that a Licence will be extended or renewed or, if extended or renewed, that they will be extended or renewed on terms that are favourable to the Corporation. Should a Licence not be extended or renewed or should it be extended or renewed on terms that are less favourable to the Corporation than anticipated, its business, financial condition and results of the operations could be materially adversely affected.

In addition, the Corporation’s ability grow its business is dependent on securing and maintaining certain new licences, particularly retail licences and licences in international jurisdictions. Failure to comply with the requirements of any licence application or failure to obtain and maintain the appropriate licences with the relevant authorities would have a material adverse impact on the Corporation’s business, financial condition and results of operations. There can be no guarantees that regulatory authorities will issue the required licences.

Reliance on Facilities

The Licences held by the Corporation are specific to individual facilities. Adverse changes or developments affecting any facility, including but not limited to a breach of security, could have a material and adverse effect on the Corporation’s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators, could also have an impact on the Corporation’s ability to continue operating under its Licences or the prospect of renewing its Licences.

All facilities continue to operate with routine maintenance. The Corporation will bear many, if not all, of the costs of maintenance and upkeep of the facilities, including replacement of components over time. The Corporation’s operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

Certain contemplated capital expenditures in Canada, including the construction of additional growing rooms and the expansion of cannabis oil extraction capacity, will require Health Canada approval. There is no guarantee that Health Canada will approve the contemplated expansion and/or renovation, which could adversely affect the Corporation’s business, financial condition and results of operations.

Dependence upon Key Personnel

The Corporation’s success is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (the “Key Personnel”). The Corporation’s future success depends on its continuing ability to attract, develop, motivate, and retain the Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the Corporation may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Corporation’s ability to execute on its business plan and strategy, and the Corporation may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

In addition, certain individuals occupying a “key position” with License Holders such as directors, officers, large shareholders and individuals identified by the Minister must hold a valid security clearance issued by the Minister. There is no assurance that any existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of certain operations. In addition, if an individual in a key operational position leaves and the Corporation is unable to find a suitable replacement who is able to obtain a security clearance in a timely manner, or at all, the Corporation may not be able to conduct its operations at planned production volume levels or at all, which could result in a material adverse effect on the Corporation’s business, financial condition and results of operations.

Reliance on Key Inputs

The Corporation is dependent on a number of key inputs and their related costs, including raw materials and supplies related to their growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the Corporation’s financial condition and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Corporation’s business, financial condition and operating results.

Vulnerability to Rising Energy Costs

The Corporation’s growing operations consume considerable energy, making the Corporation vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the Corporation’s business and its ability to operate profitably, which could have a materially adverse effect on the Corporation’s business, financial condition and operating results.

Dependence on Suppliers and Skilled Labour

The Corporation’s ability to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Corporation will be successful in maintaining the required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by capital expenditure programs may be significantly greater than anticipated or available, in which circumstance there could be a materially adverse effect on the Corporation’s financial results.

Risks Inherent in an Agricultural Business

The Corporation’s business involves the growing of cannabis. Cannabis is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Weather conditions and climate, which can vary substantially from year to year, may have a significant impact on the size and quality of the harvest of the crops processed and sold by the Corporation. Such adverse weather patterns could result in more permanent disruptions in the quality and size of the available crop, which could adversely affect the Corporation’s business.

Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that it would be less desirable to the Corporation’s customers, which would result in a reduction in revenues. If such an event is also widespread, it could affect the Corporation’s ability to acquire the quantity of products required by customers. In addition, other items can affect the marketability of cannabis grown outdoors, including, among other things, the presence of: non-cannabis related material; genetically modified organisms; and excess residues of pesticides, fungicides and herbicides.

Significant increases or decreases in the total harvest will impact the sales of the Corporation’s products and, consequently, the profits and results of the Corporation’s operations. High degrees of quality variance can also affect processing velocity and capacity utilization, as the processes required to potentially upgrade lower or more variable quality product can slow overall processing times. There can be no assurance that natural elements will not have a material adverse effect on the production of products by Canopy Growth.

Transportation Risks

The Corporation depends on fast and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the Corporation’s financial condition and results of operations. Rising costs associated with the courier services that the Corporation uses to ship its products may also adversely impact its business and its ability to operate profitably.

Due to the nature of the Corporation’s products, security of the product during transportation is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the Corporation’s business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of government regulators, could also have an impact on the Corporation’s ability to continue operating under its current Licences or impact the prospects of renewing its Licences.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Corporation. The Corporation’s operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the Corporation’s profitability is directly related to the price of cannabis. There is currently not an established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Corporation’s control. Any price decline may have a material adverse effect on the Corporation.

Insurance Risks

While the Corporation may have insurance to protect its assets, operations and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Corporation is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Corporation’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Corporation were to incur substantial liability not covered by insurance or in excess of policy limits, or if it were to incur such liability at a time when it is not able to obtain liability insurance, the Corporation’s business, financial condition and results of operations may be adversely affected.

Environmental and Employee Health and Safety Regulations

The Corporation’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Accordingly, the Corporation will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in costs for corrective measures, penalties or restrictions on the Corporation’s production operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Corporation’s operations or give rise to material liabilities, which could have a material adverse effect on the Corporation’s business, financial condition and/or results of operations.

The Corporation received a notice from the Ontario Ministry of the Environment indicating that in order to be in compliance with the Environmental Protection Act and related regulations, it must obtain an Environmental Compliance Approval under Section 9 of the Environmental Protection Act. The Corporation filed an application for an Environmental Compliance Approval within the time required by the Ontario Ministry. On May 8, 2017, the Corporation received notice that the Ontario Ministry has begun their technical review of the application and as of the date of this Annual Information Form, it is still under review.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Corporation faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including that its products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claims or regulatory action against the Corporation could result in increased costs to the Corporation, could adversely affect the Corporation’s reputation generally, and could have a material adverse effect on the Corporation’s financial condition and results of operations. There can be no assurances that the Corporation will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Corporation are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. All customers who are potentially impacted are notified, corrective actions are put in place, and existing product and procedures re-tested and examined. The Corporation may also lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Corporation has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Corporation is subject to recall, the Corporation’s reputation and the reputation of that product could be harmed. A recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on the Corporation’s results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of the Corporation’s operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses, which may also have an adverse effect on the Corporation.

Customer Acquisitions

The Corporation’s success depends on its ability to attract and retain customers. There are many factors which could impact the Corporation’s ability to attract and retain customers, including but not limited to its ability to continually produce desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. The failure to acquire and retain customers would have a material adverse effect on the Corporation’s business, operating results and financial condition.

Contracts with Provincial and Territorial Governments

The Corporation’s current revenues are largely dependent upon its supply contracts with the various Canadian provinces and territories. There are many factors which could impact the Corporation’s contractual agreements with the provinces and territories, including but not limited to availability of supply, product selection and the popularity of the Corporation’s products with retail customers. If the Corporation’s supply agreements with certain Canadian provinces are amended, terminated or otherwise altered, the Corporation’s sales and operating results could be adversely affected, which could have a material adverse effect on the Corporation’s business, operating results and financial condition.

Constraints on Marketing Products

The development of the Corporation’s business and operating results may be hindered by applicable restrictions on sales and marketing. The regulatory environment in Canada and abroad limits the Corporation’s ability to compete for market share in a manner similar to other industries. If the Corporation is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Corporation’s sales and operating results could be adversely affected, which could have a materially adverse effect on the Corporation.

Risks Inherent in Acquisitions and Investments

The Corporation may enter into acquisitions or investments with third parties that it believes will complement or augment its existing business. The Corporation’s ability to form strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Corporation’s business, and/or may involve risks that could adversely affect the Corporation, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and/or contingent liabilities, and there can be no assurance that future strategic alliances will achieve the expected benefits to the Corporation’s business or that the Corporation will be able to consummate future strategic alliances on satisfactory terms, or at all. In addition, future acquisitions, including the acquisition of Acreage, could result in future issuances of its securities, including up to 171,227,420 Common Shares that may be issued in the future in connection with the Acreage Arrangement and the associated top-up right of the CBI Group pursuant to the Second Amended Investor Rights Agreement. Such issuances of securities may have on the market price of the Common Shares.

Unknown Defects and Impairments

A defect in any business arrangement may arise to defeat or impair the Corporation’s claim to such transaction, which may have a material adverse effect on the Corporation. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Corporation enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Corporation. Any impairment charges on the Corporation’s carrying value of business arrangements could have a material adverse effect on the Corporation.

Expansion into Foreign Jurisdictions

The Corporation’s expansion into jurisdictions outside of Canada is subject to risks. In addition, in jurisdictions outside of Canada, there can be no assurance that any market for the Corporation’s products will develop or be maintained. The Corporation may face new or unexpected risks or significantly increase its exposure to one or more existing risks, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Corporation’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Governmental Regulations

Cannabis operations are subject to extensive laws and regulations. The costs of compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Corporation would not continue to develop or operate its businesses. Moreover, it is possible that future regulatory developments could result in substantial costs and liabilities for the Corporation in the future such that it would not continue to develop or operate its business. In addition, the Corporation is subject to various laws, regulations and guidelines, including, but not limited to the Cannabis Act and applicable stock exchange rules and regulations.

Cannabis is a Controlled Substance in the United States

The Corporation is indirectly involved in ancillary activities related to the cannabis industry in jurisdictions in the United States where local state law permits such activities and, by virtue of, among other transactions, the Acreage Arrangement and the Corporation’s holding of Exchangeable Shares of TerrAscend, the Corporation may be indirectly associated with the cultivation, processing or distribution of cannabis in the United States. In the United States, cannabis is largely regulated at the state level. To the Corporation’s knowledge, there are to date a total of 33 states, and the District of Columbia, that have now legalized cannabis in some form, including California, Nevada, New York, New Jersey, Washington and Florida. Investors are cautioned that, notwithstanding the permissive regulatory environment of cannabis in certain states, cannabis continues to be categorized as a controlled substance under the CSA and, as such, cultivation, distribution, sale and possession of cannabis violates federal law in the United States. The inconsistency between federal and state laws and regulations is a major risk factor.

As a result of the Sessions Memorandum, federal prosecutors have prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities and, as a result, it is uncertain how active federal prosecutors will be in relation to such activities. There can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law.

On January 15, 2019, U.S. Attorney General William P. Barr intimated a markedly different approach to cannabis regulation than his predecessor during his confirmation hearing before the Senate Judiciary Committee. Mr. Barr stated that his approach to cannabis regulation would be not to upset settled expectations that have arisen as a result of the Cole Memorandum, that it would be inappropriate to upset the current situation as there has been reliance on the Cole Memorandum and that he would not be targeting companies that have relied on the Cole Memorandum and are complying with state laws with respect to the distribution and production of cannabis. While he did not offer support for cannabis legalization, Mr. Barr did emphasize the need for the U.S. Congress to clarify federal laws to address the untenable current situation which has resulted in a backdoor nullification of federal law.

While state law in such U.S. states as California and Colorado may take a permissive approach to medical and/or recreational use of cannabis, the CSA may still be enforced by U.S. federal law enforcement officials against individuals and companies operating in those states for activity that is legal under state law. If the Department of Justice opted to pursue a policy of aggressively enforcing U.S. federal law against financiers or equity owners of cannabis-related businesses, then both Acreage and TerrAscend, for instance, could face (i) seizure of their cash and other assets used to support or derived from their business activities; and/or (ii) the arrest of its employees, directors, officers, managers and/or investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. In addition, under such an aggressive enforcement policy, the Department of Justice could allege that the Corporation and the Corporation’s Board of Directors, and potentially its shareholders, “aided and abetted” violations of federal law as a result of the Acreage Arrangement or other transactions involving the Corporation. In these circumstances, the Corporation may lose its entire investment and directors, officers and/or its shareholders may be required to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Corporation, including its reputation and ability to conduct business, the listing of its securities on the TSX, NYSE or other exchanges, its financial position, operating results, profitability or liquidity or the market price of its listed securities. Overall, an investor’s contribution to and involvement in the Corporation’s activities may result in federal civil and/or criminal prosecution, including forfeiture of his or her entire investment.

2018 Farm Bill Risks

The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the

FDCA. The FDA’s responsibilities include regulating ingredients in, as well as the marketing and labeling of, drugs sold in interstate commerce.

If cannabis or THC or CBD derived from cannabis are re-categorized as Schedule II or lower controlled substances, the ability to conduct research on the medical benefits of cannabis would most likely be improved; however, rescheduling cannabis, THC or CBD derived from cannabis may materially alter enforcement policies across many federal agencies, primarily the FDA. Because cannabis is federally illegal to produce and sell, and because it has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the DEA; however, the FDA has enforced the FDCA with regard to industrial hemp-derived products, especially CBD derived from industrial hemp, sold outside of state-regulated cannabis businesses. If cannabis or THC or CBD derived from cannabis were to be rescheduled as federally controlled, yet legal, substances, the FDA would likely play a more active regulatory role. Further, in the event that the pharmaceutical industry directly competes with state-regulated cannabis businesses for market share, as could potentially occur with rescheduling, the pharmaceutical industry may urge the DEA, FDA and others to enforce the CSA and FDCA against businesses that comply with state but not federal law.

On December 20, 2018, the 2018 Farm Bill was signed into law. The 2018 Farm Bill, among other things, removes industrial hemp and its cannabidiols, including CBD derived from industrial hemp, from the CSA and amends the Agricultural Marketing Act of 1946 to allow for industrial hemp production and sale in the United States. Under the 2018 Farm Bill, industrial hemp is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.” The U.S. Department of Agriculture has been tasked with promulgating regulations for the industrial hemp industry, which, among other things, requires the Department of Agriculture to review and approve any state-promulgated regulations relating to industrial hemp. Until such time as the Department of Agriculture approves a state’s industrial hemp regulations, commercial sale of industrial hemp may not be permissible. In addition, the growth of hemp and the manufacturing, sale and distribution of hemp-derived products may still be illegal pursuant to state law. The timing of such Department of Agriculture regulations cannot be assured. Further, under the 2018 Farm Bill, the FDA has retained authority over the addition of CBD to products that fall within the FDCA. There can be no assurance that the FDA will approve CBD as an additive to products under the FDCA. It is not yet known what role the FDA will have in regulating industrial hemp and CBD derived from industrial hemp.

The potential for multi-agency enforcement post-rescheduling of cannabis and post-removal of industrial hemp from the CSA could threaten or have a materially adverse effect on the Corporation’s operations of existing state-legal cannabis businesses, including Acreage.

Entry Bans into the United States

Cannabis remains illegal under U.S. federal law. Individuals employed at or investing in cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with cannabis businesses. Entry to the U.S. is granted at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers that previous use of cannabis, or any substance prohibited by U.S. federal laws, could result in denial of entry to the U.S. Business or financial involvement in the cannabis industry in Canada or in the U.S. could also be reason enough for CBP officers to deny entry. On September 21, 2018, CBP released a statement outlining its position with respect to enforcement of the laws of the U.S. It stated that Canada’s legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances and because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the cannabis industry in U.S. states or Canada may affect admissibility to the U.S. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible. Employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the U.S. or Canada (such as Canopy Growth), who are not U.S. citizens, face the risk of being barred from entry into the U.S. for life.

Banking Risks

Cannabis businesses that operate in the U.S. may have difficulty accessing the services of banks and processing credit card payments, which may make it difficult for the Corporation to operate in the United States. In February 2014, the FCEN issued guidance with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defences from examination or regulatory or criminal enforcement actions by the Department of Justice, FCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Corporation may have limited or no access to banking or other financial services in the U.S. The inability or limitation on the Corporation’s ability to open or maintain bank accounts in the U.S., obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct its business as planned in the United States.

Enforceability of Contracts

Certain contracts entered into by the Corporation into involve cannabis-related businesses and other activities. In some jurisdictions, the Corporation may face difficulties in enforcing its contracts in U.S. federal and certain state courts.

Operations in Emerging Markets

The Corporation has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose the Corporation to the socio-economic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Corporation to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry policies or shifts in political attitude in the countries in which the Corporation operates may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The Corporation continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to its operations; however, such developments cannot be accurately predicted and could have an adverse effect on the Corporation’s operations or profitability.

Corruption and Fraud

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Corporation operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Corporation’s ability to operate in such jurisdictions. Any of the foregoing risks and uncertainties could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Inflation

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Corporation operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Corporation operates experiences high levels of inflation in the future and/or price controls are imposed, the Corporation may not be able to adjust the rates charged to customers to fully offset the impact of inflation on its cost structures, which could adversely affect the Corporation’s financial condition or results of operations.

Restrictions on the Acquisition or Use of Properties by Foreign Investors

Non-resident individuals and legal entities operating in foreign jurisdictions may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply in certain countries to legal entities domiciled in such countries which are controlled by foreign investors, such as the Corporation. Accordingly, the Corporation’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and its ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, any of which could result in a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Corporation operates with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Corporation’s officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Corporation’s business operations, and to assist with governmental relations. The Corporation must rely, to some extent, on those members of management and the Board of Directors who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Corporation also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Corporation’s control. The impact of any such changes may adversely affect the Corporation’s business.

Anti-Money Laundering Laws and Regulation Risks

The Corporation is subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of the Corporation’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the Corporation’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Corporation has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by the Corporation could reasonably be shown to constitute proceeds of crime, the Corporation may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Anti-Bribery Law Violations

The Corporation’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Corporation is or will be subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Corporation’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Corporation’s policies and procedures and anti-bribery laws for which the Corporation may be held responsible. The Corporation’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Corporation’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Corporation’s employees or other agents are found to have engaged in such practices, the Corporation could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Future Sales or Issuances of Securities

The Corporation may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities). The Corporation cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of its securities will have on the market price of the Common Shares, including up to 171,227,420 Common Shares that may be issued in the future in connection with the Acreage Arrangement and the associated top-up right of the CBI Group pursuant to the Second Amended Investor Rights Agreement.

Additional issuances of the Corporation’s securities may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders.

Sales of substantial amounts of the Corporation’s securities by the Corporation’s shareholders, including the CBI Group, or the availability of such securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of the Corporation’s securities could impair the Corporation’s ability to raise additional capital through the sale of securities should it desire to do so.

Liquidity and Additional Financing

The Corporation’s continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of the Corporation’s current business objectives or the Corporation going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Corporation. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common shares. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Market Price of Securities

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the cannabis industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the cannabis industry. There can be no assurance that continuing fluctuations in price will not occur. The market price per Common Share is also likely to be affected by changes in the Corporation’s financial condition or results of operations. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Common Shares include the following: lessening in trading volume and general market interest in the Corporation’s securities may affect a purchaser’s ability to trade significant numbers of Common Shares; and the size of the Corporation’s public float, particularly given the number of Common Shares held by the CBI Group, may limit the ability of some institutions to invest in the Corporation’s securities.

Increased Volatility for Dual Listed Common Shares

The Corporation’s listing on both the TSX and NYSE may increase price volatility due to various factors, including the ability to buy or sell Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Common Shares.

Liquidity of the Common Shares

The Common Shares may be less liquid and trade at a discount relative to the trading that could occur in circumstances where the CBI Group did not have the ability to significantly influence or determine matters affecting the Corporation. The CBI Group’s significant voting interest may discourage transactions involving a change of the Corporation’s control, including transactions in which an investor, as a holder of Common Shares, might otherwise receive a premium for its Common Shares over the then-current market price.

Market for Securities

The Corporation’s shareholders may be unable to sell significant quantities of Common Shares into the public markets without a significant reduction in the price of the Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares, nor that Canopy Growth will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other recognized stock exchange.

Sales of Common Shares by the CBI Group

The CBI Group is not contractually committed to maintaining an equity stake in the Corporation. Subject to compliance with applicable securities laws, the CBI Group may sell some or all of their Common Shares. The Second Amended Investor Rights Agreement contains registration rights, on terms customary for a significant shareholder, pursuant to which the Corporation has agreed to facilitate sales of Common Shares by the CBI Group. In addition, the CBI Group has the right to require the Corporation to make disclosure to permit it to sell in certain circumstances. The impact of future sales of Common Shares by the CBI Group may have an adverse impact on the market price of the Common Shares.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Corporation’s Board of Directors and will depend upon the Corporation’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Corporation will declare a dividend on a quarterly, annual or other basis, or at all. The Corporation has no plans to pay any dividends, now or in the near future.

TSX and NYSE Listings

The Corporation must meet continuing listing requirements to maintain the listing of the Common Shares on the TSX and NYSE. The inability to meet the continuing listing requirements could adversely affect the results of the Corporation’s operations or its financial condition.

Foreign Private Issuer Status

The Corporation may lose foreign private issuer status in the future, which could result in significant additional costs and expenses. The Corporation will lose its foreign private issuer status if a majority of the Common Shares are held by persons that are residents or citizens of the United States and the Corporation fails to meet any of the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of the Corporation’s directors or executive officers are U.S. citizens or residents; (ii) a majority of the Corporation’s assets are located in the United States; or (iii) the Corporation’s business is administered principally in the United States. If the Corporation loses its foreign private issuer status, it will be required to comply with certain U.S. regulatory provisions relating to U.S. public companies.

The regulatory and compliance costs to the Corporation under U.S. securities laws as a U.S. domestic issuer would be greater than the costs incurred as a Canadian foreign private issuer. If the Corporation is not a foreign private issuer, it would need to begin preparing financial statements in compliance with U.S. Generally Accepted Accounting Principles rather than International Financial Reporting Standards, would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to foreign private issuers. In addition, the Corporation may lose its ability to rely upon exemptions from certain corporate governance requirements on the New York Stock Exchange that are available to foreign private issuers.

The Corporation will be again required to test whether it qualifies as a foreign private issuer as of September 30, 2019, the end of the Corporation’s second fiscal quarter, and the Corporation may no longer qualify as a foreign private issuer at that time. If the Corporation determines that it is no longer qualified as a foreign private issuer at September 30, 2019, the Corporation will not be eligible to use forms and rules designated for foreign private issuers beginning on April 1, 2020.

As a result of investments in Canopy made by Constellation Brands, a U.S. corporation, and certain of its affiliates, Constellation currently holds approximately 35.7% of the issued and outstanding Common Shares and, if Constellation exercised all of the Common Share purchase warrants it owns, including the Tranche A Warrants and the Tranche B Warrants, and the Acreage transaction had not yet closed, its ownership would increase to approximately 57% of the outstanding Common Shares. In addition, a majority of the Corporation’s directors are now U.S. citizens or residents.

Obligations as a Public Company

The Corporation’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Corporation’s compliance costs and the risk of noncompliance, which could adversely impact the price of the Common Shares.

The Corporation is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board, the SEC and the NYSE. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

The Corporation is also subject to corporate governance standards that apply to foreign private issuers listed on the NYSE and registered with the SEC in the United States. Although the Corporation substantially complies with NYSE’s corporate governance guidelines, the Corporation is exempt from certain NYSE requirements because it is subject to Canadian corporate governance requirements. The Corporation may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.

The Corporation anticipates that for the fiscal year ended March 31, 2020, it will be required to document and test its internal control procedures to satisfy the requirements of Section 404 of SOX and SEC rules promulgated thereunder (collectively, “Section 404”). Section 404 requires management to conduct an annual assessment of the Corporation’s internal control over financial reporting and requires its external auditors to conduct an independent assessment of the effectiveness of its internal control over financial reporting. The Corporation’s internal control over financial reporting may not be effective, or the Corporation may not be able to maintain the effectiveness of its internal control over financial reporting. The Corporation may not be able to maintain effective internal control over financial reporting on an ongoing basis if standards are modified, supplemented or amended from time to time. While the Corporation is not yet subject to Section 404, in connection with its reporting requirements in Canada, the Corporation reported in its Form 40-F for the fiscal years ended March 31, 2018 and 2019, that its internal control over financial reporting was not effective due to a material weakness. In addition, due to the same material weakness, the Corporation reported that its disclosure controls and procedures were not effective as of March 31, 2018 and 2019. If the Corporation is not able to remediate these deficiencies and maintain effective internal control over financial reporting and disclosure controls and procedures, the Corporation may not be able to meet its reporting obligations and/or investors could lose confidence in the reliability of its financial statements and SEC reports, which could harm the Corporation’s business and have a negative effect on its trading price or market value of securities. There is no assurance that the Corporation will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure that the Corporation have effective internal control over financial reporting and effective disclosure controls and procedures. There is also no assurance that the Corporation will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies. Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that are acquired by the Corporation, including Acreage if the Acreage Arrangement is completed, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to the Corporation. If any of the Corporation’s staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect this. The effectiveness of the Corporation’s internal control over financial reporting and disclosure controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing the Corporation’s controls is important, especially as the Corporation expands, and the challenges involved in implementing appropriate internal controls and disclosure controls will increase. Although the Corporation intends to devote substantial time and resources to maintain effective internal control over financial reporting and effective disclosure controls and procedures, the Corporation cannot provide assurance that it will be able to do so.

Cybersecurity and Privacy Risks

The Corporation’s information systems and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The Corporation’s operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Corporation is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation and results of operations.

The Corporation may collect and store certain personal information about customers and are responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In addition, there are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information, including the privacy rules under PIPEDA. If the Corporation were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of medical cannabis patient health information, the Corporation could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Intellectual Property

The ownership and protection of the Corporation’s trademarks, patents, trade secrets and intellectual property rights are significant aspects of its future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Corporation’s products and technology. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Corporation may be unable to effectively monitor and evaluate the intellectual property used by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defence proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Corporation’s business, financial condition and results of operations.

In addition, other parties may claim that the Corporation’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Corporation may need to obtain licenses from third parties who allege that the Corporation has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Corporation or at all. In addition, the Corporation may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Federal protection of trademarks may be difficult or impossible for the Corporation to obtain in the United States, given the federal illegality of cannabis and the necessity of making “lawful use” of the trademark in commerce to obtain federal protection. While state-level protection is available, this nevertheless increases the risks in protecting the Corporation’s brands until such time as the CSA is amended by federal legislation.

Challenging Global Financial Conditions

In recent years, global financial conditions have faced arguably increased volatility, with such volatility having caused significant financial institutions to, among other things, go into bankruptcy or be rescued by governmental authorities. Future events could cause global financial conditions to suddenly and rapidly destabilize, and governmental authorities may have limited resources to respond to such future crises. Further, global capital markets have displayed arguably increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Corporation’s ability to obtain equity or debt financing or make other suitable arrangements to finance its projects. If increased levels of volatility continue or there is a rapid destabilization of global economic conditions, it may result in a material adverse effect on the Corporation and the price of the Common Shares could be adversely affected.

Credit and Liquidity Risk

The Corporation will be exposed to counterparty risks and liquidity risks including, but not limited to: (i) through financial institutions that may hold the Corporation’s cash and cash equivalents; (ii) through companies that will have payables to the Corporation; (iii) through the Corporation’s insurance providers; and (iv) through the Corporation’s lenders, if any. These factors may impact the Corporation’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to it. If these risks materialize, the Corporation’s operations could be adversely impacted and the price of the Common Shares could be adversely affected.

Hedging Risk

The Corporation may hedge or enter into forward sales of its forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (i) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Corporation or adversely affect the financial and other terms the counterparty is able to offer the Corporation; (ii) market liquidity risk - the risk that the Corporation has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (iii) unrealized fair value adjustment risk — the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in the Corporation incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates.

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect the Corporation from adverse changes in price fluctuations, it may also prevent the Corporation from fully benefitting from positive changes in price fluctuations.

DIVIDENDS AND DISTRIBUTIONS

As of the date hereof, the Corporation has not paid any dividends on its outstanding Common Shares and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of Canopy Growth’s Board of Directors and will depend on, among other things, the Corporation’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Corporation’s Board of Directors may deem relevant.

CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the date of this Annual Information Form, there are 345,878,755 Common Shares issued and outstanding. In addition, as of the date of this Annual Information Form, there were 31,329,064 Common Shares issuable on the exercise of stock options, 159,106,116 Common Shares issuable on the exercise of Common Share purchase warrants, 12,454,620 Common Shares issuable upon the conversion of the Canopy Notes and 148,950 Common Shares issuable on the vesting of restricted share units.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of Canopy Growth and to attend and cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Corporation’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Canopy Growth are entitled to receive on a pro-rata basis the net assets of Canopy Growth after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. Pursuant to the Second Amended Investor Rights Agreement, the CBI Group has certain pre-emptive rights as well as a top-up right in order to maintain its pro rata equity ownership position in Canopy Growth in connection with any offering or distribution of securities by Canopy Growth (subject to certain exceptions). As of the date of this Annual Information Form, the CBI Group holds in the aggregate 35.7% of the outstanding Common Shares on a non-diluted basis.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “WEED” and on the NYSE under the symbol “CGC”.

The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High ($)	Low ($)	Volume
April 2018	33.24	23.88	108,808,485
May 2018	40.00	28.76	91,028,002
June 2018	48.72	36.17	155,072,013
July 2018	40.20	31.81	73,679,469
August 2018	62.79	32.01	176,991,712
September 2018	74.45	52.80	141,911,795
October 2018	76.68	41.80	102,988,716
November 2018	61.25	40.00	97,313,569
December 2018	46.42	34.36	53,667,318
January 2019	67.62	35.84	99,262,629
February 2019	67.99	55.23	56,333,742
March 2019	65.41	54.48	52,335,493

The Common Shares commenced trading on the NYSE on May 24, 2018. The following table sets forth information relating to the trading of the Common Shares on the NYSE for the months indicated.

Month	High (US$)	Low (US$)	Volume
May 2018(1)	30.82	26.70	12,903,100
June 2018	36.55	27.25	87,565,500
July 2018	31.00	24.21	56,615,900
August 2018	48.19	25.27	266,530,400
September 2018	56.60	40.68	327,565,300
October 2018	59.25	31.82	318,580,000
November 2018	46.74	30.26	204,790,900
December 2018	35.18	25.26	109,732,800
January 2019	50.99	26.30	282,387,900
February 2019	51.81	41.68	177,187,100
March 2019	48.90	40.56	121,905,600

(1) From May 24, 2018 to May 31, 2018.

Prior Sales

Stock Options

The following table summarizes the number of stock options granted by Canopy Growth during the fiscal year ended March 31, 2019:

Date of Issuance	Price per Security	Number of Securities

June 29, 2018	$40.51	2,595,000
August 17, 2018	$40.68	2,795,000
August 27, 2018	$58.62	20,000
September 26, 2018	$67.64	3,127,000
October 1, 2018	$62.75	40,000
November 15, 2018	$45.14	125,000
December 13, 2018	$41.10	2,475,258
December 24, 2018	$36.34	7,898,794
February 22, 2019	$58.51	2,819,146
March 12, 2019	$61.48	250,000

Note: Granted pursuant to Canopy Growth’s amended omnibus incentive plan.

Restricted Stock Units

The following table summarizes the number of restricted stock units granted by Canopy Growth during the fiscal year ended March 31, 2019:

Date of Issuance	Price per Security	Number of Securities

April 27, 2018	$28.66	17,584
June 29, 2018	$40.51	52,871
August 17, 2018	$48.60	12,344
December 13, 2018	$41.10	7,300
March 12, 2019	$62.36	100,000

Note: Granted pursuant to Canopy Growth’s omnibus incentive plan.

Warrants

The following table summarizes the number of Common Share purchase warrants issued by Canopy Growth during the fiscal year ended March 31, 2019:

Date of Issuance	Price per Security	Number of Securities

November 1, 2018	$50.40	88,472,861
November 1, 2018	VWAP	51,272,592

Note: Issued to CBG, a wholly-owned subsidiary of Constellation Brands, pursuant to the investment by CBG of $5.079 billion in Canopy Growth. See “Development of the Business – Three Year History – Fiscal 2019 (April 1, 2018 to March 31, 2019)” for additional details.

Canopy Notes

The following table summarizes the number of Canopy Notes issued by Canopy Growth during the fiscal year ended March 31, 2019:

Date of Issuance	Price per Security	Number of Securities

June 20, 2018	$48.18	10,378,850
June 22, 2018	$48.18	2,075,770

Note: Issued pursuant to the Indenture pursuant to which Canopy Growth offered the Canopy Notes with an initial conversion rate of 20.7577 Common Shares per $1,000 principal amount of Canopy Notes. See “Development of the Business – Three Year History – Fiscal 2019 (April 1, 2018 to March 31, 2019)” for additional details.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

The following table summarizes details of the Corporation’s securities of each class held in escrow or that are subject to a contractual restriction on transfer as of the date of this Annual Information Form:

Designation of Class	Number of securities held in escrow	Percentage of class(1)
Common Shares	6,975,598 (2)(3)	2%

Notes:

(1)	Based on 345,878,755 Common Shares issued and outstanding as of the date of this Annual Information Form.
(2)

6,940,531 Common Shares are subject to the terms of an escrow agreement made as of July 5, 2018 among the Corporation, Computershare Trust Company of Canada and the vendors of the non-controlling 33% interest in BC Tweed held by 1135012 B.C. Ltd. whereby the Common Shares are to be released by no later than July 5, 2021.

(3)

35,067 Common Shares are held by Wildeboer Dellelce LLP pursuant to an escrow agreement and are subject to certain contractual restrictions pursuant to the share purchase agreement dated April 30, 2018 among Hiku and the vendors of all of the issued and outstanding shares of Maitri Group Inc. whereby the Common Shares are to be released if certain specified business milestones are attained on or prior to May 4, 2021.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the directors and executive officers of the Corporation, together with their province or state and country of residence, positions and offices held with the Corporation, period of service as a director (if applicable), committee memberships as at the date hereof (if applicable), and principal occupation(s) during the last five year. Each of the directors of the Corporation will hold office until the close of the next annual meeting of shareholders or until the director’s successor is elected or appointed.

Name and Province or State and Country of Residence	Position with Canopy Growth	Date of Appointment as Director	Principal Occupation for Last Five Years
Bruce Linton Ontario, Canada	Co-Chief Executive Officer, Director and Chairman of the Board	March 25, 2014

July 2018 to present – Co-Chief Executive Officer of Canopy Growth

September 2014 to July 2018 – Chief Executive Officer of Canopy Growth

May 2013 to December 2017 – Part-time CEO of Martello Technologies Corporation

John K. Bell (1)(4) Ontario, Canada	Lead Director	October 28, 2014	January 2005 to present – Chairman and CEO of Onbelay Capital Inc. May 2009 to June 2018 – Director of the Royal Canadian Mint
Peter E. Stringham(1)(2) New York, United States	Director	September 15, 2016	2007 to March 2016 – Chairman and Chief Executive Officer of The Young & Rubicam Group of Companies
William Newlands Illinois, United States	Director	November 1, 2018

March 2019 to present – President, Chief Executive Officer and Director of Constellation Brands

February 2018 to present – President of Constellation Brands

January 2017 to March 2019 – Chief Operating Officer of Constellation Brands

January 2016 to January 2017 – President of Wine & Spirits Division of Constellation Brands

January 2015 to April 2016 – Executive Vice President and Chief Growth Officer of Constellation Brands

October 2011 to May 2014 – Senior Vice President and President of North America of Beam, Inc.

Name and Province or State and Country of Residence	Position with Canopy Growth	Date of Appointment as Director	Principal Occupation for Last Five Years
David Klein New York, United States	Director	November 1, 2018

June 2015 to present – Executive Vice President and Chief Financial Officer of Constellation Brands

May 2014 to June 2015 – Senior Vice President Finance of Beer Division of Constellation Brands

April 2009 to June 2014 – Senior Vice President and Treasurer of Constellation Brands

Judy A. Schmeling (3) Florida, United States	Director	November 1, 2018

May 2013 to December 2017 – Chief Operating Officer of HSN, Inc.

August 2016 to December 2017 – President of Cornerstone Brands, a retailing segment of HSN, Inc.

May 2013 to November 2016 – Chief Financial Officer of HSN, Inc.

Robert Hanson (2) New York, United States	Director	November 1, 2018

June 2019 to present – Executive vice president and president of Wine + Spirits Division of Constellation Brands

June 2019 to present – Chairman of John Hardy Global Limited

August 1, 2014 to May 2019 – Chief Executive Officer of John Hardy Global Limited

January 2012 to January 2014 – Chief Executive Officer and Director of American Eagle Outfitters, Inc.

Mark Zekulin Ontario, Canada	President and Co-Chief Executive Officer	N/A

July 2018 to present – President and Co-Chief Executive Officer of Canopy Growth

August 15, 2016 to July 2018 – President of Canopy Growth

May 8, 2015 to August 15, 2016 – President of Tweed and General Counsel of Canopy Growth

April 3, 2014 to May 8, 2015 – VP/EVP and General Counsel of Tweed

Name and Province or State and Country of Residence	Position with Canopy Growth	Date of Appointment as Director	Principal Occupation for Last Five Years
Tim Saunders Ontario, Canada	Strategic Advisor	N/A

June 1, 2019 to present – Strategic Advisor of Canopy Growth

June 1, 2015 to June 1, 2019 – Chief Financial Officer of Canopy Growth

August 2013 to May 2015 – Consultant of Black Canvas Consulting, including Strategic Advisor to the President’s Office at Export Development Canada

Mike Lee New York, United States	Acting Chief Financial Officer	N/A

June 2019 to present– Acting Chief Financial Officer of Canopy Growth

February 2019 to June 2019– Executive Vice President, Finance of Canopy Growth

January 2018 to February 2019 – Senior Vice President of Constellation Brands

July 2014 to December 2017 – Senior Vice President & CFO of the Wine Division of Constellation Brands

August 2013 to June 2014 – Vice President of Constellation Brands

Phil Shaer Ontario, Canada	Chief Legal Officer	N/A	March 2016 to present – Chief Legal Officer of Canopy Growth May 2004 to March 2016 – General Counsel of Conversant Intellectual Property Management Inc.

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation and Governance Committee.

(3) Chair of the Audit Committee.

(4) Chair of the Compensation and Governance Committee.

As of the date hereof, the directors and senior officers of Canopy Growth as a group beneficially own, directly or indirectly, or over which control or direction is exercised, 2,820,714 of the issued and outstanding Common Shares, representing approximately 0.82% of the total votes attaching to all of the outstanding voting securities of Canopy Growth on a non-diluted basis (or 5,939,059 Common Shares representing 1.7% of the total outstanding voting securities of Canopy Growth on a partially diluted basis, assuming exercise of the stock options and restricted stock units held by the directors and senior officers).

Bruce Linton

Mr. Bruce Linton is the founder of Canopy Growth and co-founder of Tweed. Mr. Linton has been the Chief Executive Officer and Chairman of the Board of Directors of the Corporation since 2014 and the Co-Chief Executive Officer since 2018. Canopy Growth was the first cannabis producing Corporation in

North America to be listed on a major stock exchange (TSX, July 2016), included on a major stock index (S&P/TSX Composite Index, March 2017) and to be listed on the NYSE (May 2018). Mr. Linton’s primary focus has been to position cannabis brands in a competitive market and to raise the capital necessary to fund such operations. Mr. Linton’s experience as a founder, Chief Executive Officer, and director across a wide variety of enterprises has influenced the positive start of Canopy Growth, which to date has enjoyed market support for capital raises of over $6 billion. Mr. Linton has led countless M&A transactions valued over $5 billion total since founding Canopy Growth.

In addition to his leadership responsibility at Canopy Growth, since 2007 Mr. Linton has been the President of HBAM Holdings Inc. and since 2013, Mr. Linton has been the Chief Executive Officer of communications company Martello Technologies. After beginning his career at Newbridge Networks Corporation, he has since held positions that include General Manager and Re-Founder of Computerland.ca, President and Co-Founder of webHancer Corp, and part of the establishing team at CrossKeys Systems Corporation. Mr. Linton was also part of the leadership team for the NASDAQ/TSX initial public offering at CrossKeys. He is the past Chairman of the Ottawa Community Loan Foundation, past Board Member on World Bank Water and Sanitation Program Council, past Board Member and Treasurer of Canada World Youth, past Board of Governor for Carleton University, past President of the Nepean Skating Club, and past President of Carleton University Students Association.

John K. Bell

Mr. John K. Bell is the Chairman and Chief Executive Officer of Onbelay Capital Inc. an investment management and holding corporation. Prior to that he was the founder, Chief Executive Officer and owner of Shred-Tech Limited the global leader in the mobile document shredding and recycling Industry. He was founder, owner and Chief Executive Officer of Polymer Technologies Inc. a global manufacturer of automotive parts. He successfully exited Shred-Tech to a NYSE Company and Polymer to private equity. He was Chairman and lead investor in BSM Technologies Inc. (TSX) where he led board and management renewal leading to profitable growth before successfully exiting. He was also interim Chief Executive Officer and director of ATS Automation (TSX) and led management and board renewal. Past boards include Royal Canadian Mint, Hospital of Ontario Pension Plan, Tuckamore Capital and Strongco Corp. He served as Chairman of Cambridge Memorial Hospital, Waterloo Regional Police, Canadas Community Triangle Accelerator Network and Waterloo Region Prosperity Council. He was Board member and National Secretary of Crohns and Colitis Canada and is an Entrepreneur in Residence at the Ivey Business School, Western University.

Peter E. Stringham

Mr. Peter E. Stringham retired in 2016 as Chairman and Chief Executive Officer of The Young & Rubicam Group of Companies, a marketing and communications company. Mr. Stringham served as the Chief Executive Officer of Young & Rubicam Brands at Young & Rubicam, Inc. since March 2, 2007. Mr. Stringham served as Group General Manager of Marketing of HSBC Holdings PLC. and HSBC Bank plc. since 2001. He served as Head of Global Marketing for HSBC Holdings plc. until March 2007. Mr. Stringham joined HSBC in 2001 and served for 6 years, where he was instrumental in positioning it as the ‘world’s local bank’ in a series of local advertising and marketing campaigns, and has helped build HSBC into one of the world’s most recognized brands. He consolidated HSBC’s advertising and marketing duties with a single lead worldwide marketing services group. He served with WPP Group to cover HSBC’s operations in 76 countries and territories.

William Newlands

Mr. William Newlands is the President and Chief Executive Officer of Constellation Brands. Mr. Newlands is responsible for providing strategic leadership and working with the Board of Directors of

Constellation Brands to establish long-range goals, strategies, plans and policies. He leads the executive management committee and is a member of the Board of Directors of Constellation Brands.

Mr. Newlands joined Constellation Brands in 2015 as Chief Growth Officer. In 2016, his role expanded to include leadership of the Wine + Spirits Division. In 2017 he became the company’s Chief Operating Officer and in 2018 his role expanded to include President. Mr. Newlands previously served as President, North America at Beam, Inc. Under his leadership, Beam became one of the fastest-growing companies in its category.

Previous appointments include President, Beam Spirits U.S. (2008-2010); President, Beam Wine Estates (2005-2007); President and of Chief Executive Officer, Allied Domecq Wines USA (2002-2005); Chief Executive Officer and director, wine.com (1999-2001); Managing Director, U.S. and Global Marketing Officer, LVMH Chandon Estates (1996 – 1999).

David Klein

Mr. David Klein is the Executive Vice President and Chief Financial Officer of Constellation Brands. He is responsible for corporate strategy, all aspects of finance and accounting, investor relations, mergers and acquisitions, information technology and Constellation Ventures. Mr. Klein is a member of the executive management committee of Constellation Brands. Mr. Klein joined Constellation Brands in 2004 as Vice President of Business Development. He also held roles as Chief Financial Officer of Constellation Europe; SVP, Treasurer & Controller; and Chief Financial Officer of the Beer Division.

Before joining Constellation Brands, Mr. Klein held the Chief Financial Officer role at Montana Mills, where he led the transformation from private to public company and the subsequent sale of Montana Mills to Krispy Kreme. Mr. Klein also held the Chief Financial Officer role at NetSetGo, an internet and network services startup that won several business and technical awards. Prior to these entrepreneurial positions, Mr. Klein served as the Director of Mergers & Acquisitions at Xerox Corporation and as Director of Finance & Accounting for Harris Corporation.

Judy A. Schmeling

Ms. Judy A. Schmeling currently serves on the Board of Directors of Constellation Brands. She also serves on the Governance and Nominating Committee and is the Chairperson of the Audit Committee of Constellation Brands. Ms. Schmeling serves on the Board of Directors of Casey’s General Stores, a Fortune 500 company that operates more than 2,000 convenience stores in 16 Midwestern states, where she serves on the Audit Committee and is Chairperson of the Nominating and Governance Committee.

Ms. Schmeling most recently served as an Executive Officer of HSN, Inc., a publicly held retail and media company. From 2016 to 2017, she held dual roles as President of Cornerstone Brands, Inc. and Chief Operating Officer of HSN, Inc. From 2013 until 2016, Ms. Schmeling held the dual roles of Chief Operating Officer and Chief Financial Officer of HSN, Inc. Ms. Schmeling helped to take the company public in 2008 and served as the Chief Financial Officer until 2016. Prior to that, she held positions of increasing responsibility since joining the company in 1994.

Prior to joining HSN, Ms. Schmeling was Managing Director of Tunstall Consulting, Inc., a corporate financial planning firm, from 1986 to 1994. Ms. Schmeling began her career at Deloitte & Touche, an international public accounting firm, where she held various positions of increasing responsibility from 1982 to 1986.

A native Floridian, Ms. Schmeling earned her Bachelor of Science in accounting from Florida State University. She was inducted into the FSU College of Business Hall of Fame in September 2018 and was the Commencement Speaker for the Winter 2017 graduates. She recently joined the board of the South

Florida Chapter of the National Association of Corporate Directors. She previously served on the Advisory Board for FM Global.

Robert Hanson

Mr. Robert Hanson is the Executive Vice President and President of the Wine + Spirits Division of Constellation Brands. Mr. Hanson oversees global sales, marketing and operations functions for the Wine + Spirits Division across the U.S., New Zealand and emerging markets. Mr. Hanson previously served as a member of Constellation Brands’ Board of Directors from 2013 to 2019 prior to his appointment as President of the Wine & Spirits division. Before joining Constellation Brands, Mr. Hanson served as Chief Executive Officer of John Hardy Global Limited, a luxury jewelry brand, from 2014 to 2019, where he helped evolve the company’s strategy by strengthening its presence in the U.S. market, developing a line of distinctive artisan-crafted luxury products that resonate with today’s high-end jewelry customers, and launching differentiated marketing campaigns and influencer programs that helped extend the brand’s reach and foster meaningful connections with new customers. He is currently the Chairman of John Hardy. Mr. Hanson has held several senior management roles throughout his career at leading CPG companies, including serving as Chief Executive Officer at American Eagle Outfitters, a leading global specialty retailer of clothing, accessories and personal care products, and Global Brand President at Levi Strauss & Co.

Mark Zekulin

Mr. Mark Zekulin is the President and Co-CEO of Canopy Growth Corporation. With Canopy since its inception, Mr. Zekulin has been a key driver of the Canopy Growth vision, ensuring that consumers, patients, and healthcare practitioners choose Canopy brands as their trusted source of cannabis. This includes overseeing the global expansion strategy, for cannabis and hemp businesses. As President and co-CEO, he has led the Company's growth into a world leading, multi-site, multi-platform organization and laid the foundation as Canopy Growth achieved a long list of industry firsts.

A graduate from the University of Waterloo in Mathematics, the University of Ottawa in Law, and the University of Cambridge in International Law, Mr. Zekulin has previously kept himself busy providing legal, political and strategic advice to high- profile local and international corporate clients, most recently as Counsel at the Ottawa-Washington international trade law firm of Cassidy Levy Kent. Previously, Mr. Zekulin has served as a Senior Advisor to the Honourable Dwight Duncan, the Ontario Minister of Finance, and has worked internationally at the Business and Industry Advisory Committee to the Organization for Economic Co-operation and Development (OECD). In 2018, Mr. Zekulin was a recipient of Canada's Top 40 Under 40® award.

Tim Saunders

Mr. Tim Saunders was the Chief Financial Officer of Canopy Growth from June 1, 2015 until his resignation as Chief Financial Officer and his transition to strategic advisor on June 1, 2019. Mr. Saunders is a finance executive experienced with large international public companies and private equity-backed start-ups, having worked both in Canada and Europe. His leadership style focuses on business transformation and forward thinking to advance business capability and the business model. Mr. Saunders joined Canopy Growth in 2015 after gaining executive and leadership experience across a number of sectors including mobile, telecom, semiconductors, manufacturing and clean tech. Mr. Saunders most recently led Black Canvas Consulting with assignments such as Strategic Advisor to the President's Office of Export Development Canada. Mr. Saunders was previously a senior finance executive with Vodafone, Oskar Mobil, Mitel and Zarlink Semiconductor and Chief Financial Officer at Plasco Energy Group where he was instrumental in raising $360 million in capital during the early start-up of the Corporation until 2013.

Mr. Saunders earned his CPA, CA with PricewaterhouseCoopers and is a graduate of Bishop’s University (Quebec) where he obtained his BBA. Mr. Saunders also earned an executive certificate from the Ivey School of Business at the University of Western Ontario.

Mike Lee

Mr. Mike Lee brings a wealth of experience from the consumer goods & beverages industry, having worked for companies such as E. & J. Gallo Winery, PepsiCo, and recently Constellation Brands, where he served as Senior Vice President & Chief Financial Officer of their US$3 billion Wine & Spirits Division. He worked closely with Constellation Brands’ executive leadership to transform their premium Wine & Spirits business, applying financial rigor along the way with a true sense of urgency that translated strategy into action. Mr. Lee also led the business transformation agenda at Constellation Brands, focused on digital enablement and operating model design. Most recently, Mr. Lee has served in the role of Executive Vice President, Finance at Canopy Growth. Mr. Lee holds a Bachelor's of Science from California State University and an MBA from the University of Michigan. In addition to his degrees, Mr. Lee is a Certified Accountant (CPA), a Certified Managerial Accountant (CMA) and is certified in Corporation Finance Management (CFM).

Phil Shaer

As Chief Legal Officer, Mr. Phil Shaer is responsible for Canopy Growth’s reporting obligations as a publicly-traded TSX and NYSE listed company as well as all the Corporation’s other legal needs. He is also intimately involved in the Corporation’s business development activities. Mr. Shaer joined Canopy Growth in 2016 after almost a decade as General Counsel at Conversant Intellectual Property Management Inc. (formerly MOSAID Technologies Inc.). Prior to that he worked at McCarthy Tétrault LLP. Mr. Shaer obtained his Bachelor of Laws (LLB) from the University of Windsor in 2000, and holds a Bachelor of Arts in English Literature (with a minor in French) from Université Laval. Mr. Shaer received the Ottawa Business Journal’s Top 40 under 40 Award in 2008, was a finalist in Lexpert®’s Rising Stars—Leading Lawyers Under 40, in 2011 and received the Canadian General Counsel Award in the Osler Purdy Crawford Deal Making category in 2019.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of Canopy Growth is, as at the date of this Annual Information Form, or has been, within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any corporation (including Canopy Growth) that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no director or executive officer of Canopy Growth or, to the knowledge of Canopy Growth, any shareholder holding a sufficient number of securities of Canopy Growth to affect materially the control of Canopy Growth:

(a)	is, as of the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any Corporation

(including Canopy Growth) that, while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of this Annual Information Form, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

In December 2010, while Mr. Bruce Linton was a director of Sitebrand, its wholly-owned subsidiary, Sitebrand.com Inc., filed a Notice of Intention to make a proposal to its creditors and obtained protection from its creditors under the provisions of the Bankruptcy and Insolvency Act and in February 2011 Sitebrand.com Inc. made an assignment in bankruptcy under the provisions of the Bankruptcy and Insolvency Act. While Mr. Linton was a director of Sitebrand, Sitebrand was subject to a cease trade order issued by the Ontario Securities Commission on April 4, 2011 and the British Columbia Securities Commission on April 7, 2011 for failure to file required audited annual financial statements and interim financial statements in the prescribed time. The cease trade order was revoked on August 5, 2011.

No director or executive officer of the Corporation or, to the knowledge of the Corporation, shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Corporation may from time to time become involved in transactions which conflict with the interests of its directors and the officers. The interests of these persons could conflict with those of the Corporation. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such matter. In accordance with applicable laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation.

See “Interests of Management and Others in Material Transactions” for additional details.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as disclosed below, the Corporation is not aware of: (a) any legal proceedings to which the Corporation is a party, or to which any of the Corporation’s property is subject, which would be material to the Corporation or of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor making an investment decision, and (c) any settlement agreements that the Corporation has entered into before a court relating to securities legislation or with a securities regulatory authority.

In November 2013, Tweed received a notice from the Ontario Ministry of the Environment indicating that in order to be in compliance with the Environmental Protection Act and related regulations, Canopy

Growth must obtain an Environmental Compliance Approval under Section 9 of the Environmental Protection Act for its Smiths Falls, Ontario facility. Canopy Growth filed an application for an Environmental Compliance Approval within the time required by the Ontario Ministry of the Environment. On May 8, 2017, Canopy Growth received notice that the Ministry has begun their technical review of the application and this review is still in progress as of the date of this Annual Information Form.

In March 2017, two separate class action lawsuits relating to a recall of product by Spectrum were initiated, one in the Ontario Court of Justice naming Spectrum as a defendant, and the other in the Supreme Court of Nova Scotia naming Spectrum, Canopy Growth, and Spectrum Health as defendants. The Ontario action seeks damages for the proposed class of individuals who purchased the products affected by the recall. The plaintiff is seeking $100,000,000 in general damages, $10,000,000 in punitive damages, medical monitoring funding, and certain other relief. The plaintiff served its certification record on or about May 4, 2018. The Corporation’s responding certification was served on July 5, 2018. The Corporation and its insurers are contesting the litigation. Unless settled, the litigation will continue for the foreseeable future. The proposed Nova Scotia action is stayed pending a determination in the Ontario action.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than (i) as disclosed herein and in the audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2019, and (ii) William Newlands, David Klein, Judy A. Schmeling and Robert Hanson, each of whom declared that they were either executive officers or directors of Constellation Brands and abstained from voting in respect of the Acreage Arrangement, the Second Amended Investor Rights Agreement and the Consent Agreement, to the best of the Corporation’s knowledge, no director or executive officer of the Corporation or persons or companies who directly or indirectly beneficially own, or exercise control or direction over, more than 10% of any class of the Corporation’s outstanding voting securities, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three financial years before the date of this Annual Information Form or during the current financial year, that has materially affected or is reasonably expected to materially affect the Corporation.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for Canopy Growth’s Common Shares is Computershare Trust Company of Canada Inc. at 100 University Ave, 11th Floor, South Tower Toronto, ON M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Corporation during the fiscal year ended March 31, 2019 which are material or entered into before the 12-month period ending March 31, 2019, that are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of NI 51-102 are the following:

(a)the Indenture;

(b)the Arrangement Agreement;

(c)the Consent Agreement; and

(d)the Second Amended Investor Rights Agreement.

Additional details with respect to the terms of these contracts are included elsewhere in this Annual Information Form. Copies of these material contracts are available under Canopy Growth’s profile on SEDAR at www.sedar.com.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The Audit Committee is also responsible for reviewing the Corporation’s audited annual consolidated financial statements, unaudited condensed interim consolidated financial statements and management’s discussion and analysis of financial conditional and results of operations for both annual and interim consolidated financial statements prior to their approval by the Board of Directors.

The Audit Committee’s mandate sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Corporation’s Board of Directors. The Audit Committee’s mandate is attached hereto as Schedule “A”.

As of the date of this Annual Information Form, the Audit Committee of the Corporation is comprised of three members: Judy A. Schmeling (Chair), John K. Bell, and Peter E. Stringham.

The Board of Directors has determined that each of Ms. Schmeling and Messrs. Bell and Stringham are independent and financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Judy A. Schmeling

In addition to being on the Board of Directors and the chairperson of the Corporation’s Audit Committee, Ms. Schmeling serves on the Governance and Nominating Committee and is the chairperson of the Audit Committee of Constellation Brands. Ms. Schmeling also serves on the Audit Committee and is the chairperson of the Nominating and Governance Committee of Casey’s General Stores. Ms. Schmeling most recently served as an Executive Officer of HSN, Inc., a publicly held retail and media company. From 2016 to 2017, she held dual roles as President of Cornerstone Brands, Inc. and Chief Operating Officer of HSN, Inc. From 2013 until 2016, Ms. Schmeling held the dual roles of Chief Operating Officer and Chief Financial Officer of HSN, Inc. Ms. Schmeling helped to take the company public in 2008 and served as the Chief Financial Officer until 2016. Prior to that, she held positions of increasing responsibility since joining the company in 1994.

Prior to joining HSN, Ms. Schmeling was Managing Director of Tunstall Consulting, Inc., a corporate financial planning firm, from 1986 to 1994. Ms. Schmeling began her career at Deloitte & Touche, an international public accounting firm, where she held various positions of increasing responsibility from 1982 to 1986.

John K. Bell

John K. Bell is the Lead Director of the Corporation and a member of the Audit Committee. Mr. Bell founded Shred-Tech and grew it into a global giant in the mobile document shredding and recycling industry. Mr. Bell also served as interim Chief Executive Officer and director of ATS Automation (TSX), which operates 24 global manufacturing facilities, has 4,000 employees and $700 million in sales during a time of management and board renewal in 2007. Mr. Bell was the lead investor and Chairman of BSM Technologies Inc. (TSX). First investing in 2006, he led board and management renewal leading to substantial and profitable growth before successfully exiting in 2014. Mr. Bell sits on the Board of Strongco Corp. (TSX) and DelMar Pharmaceuticals (OTCQX) and on the Board of Directors of the Royal Canadian Mint, a $3 billion crown corporation. Mr. Bell holds CPA, FCA and ICD.D designations.

Peter E. Stringham

Peter E. Stringham is a director of Canopy Growth and member of the Audit Committee. Mr. Stringham served as the Chief Executive Officer of Young & Rubicam Brands at Young & Rubicam, Inc. since March 2, 2007. Mr. Stringham served as Group General Manager of Marketing of HSBC Holdings PLC. and HSBC Bank plc. since 2001. He served as Head of Global Marketing for HSBC Holdings plc. until March 2007. Mr. Stringham joined HSBC in 2001 and served for 6 years, where he was instrumental in positioning it as the ‘world’s local bank’ in a series of local advertising and marketing campaigns and has helped build HSBC into one of the world’s most recognized brands. He served with WPP Group to cover HSBC’s operations in 76 countries and territories.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year, has any recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Corporation on behalf of the Board of Directors of the Corporation.

Pre-Approval Policies and Procedures

Pursuant to the terms of the Audit Committee’s mandate, the Audit Committee must pre-approve all non- audit services to be provided to the Corporation or its subsidiaries by the Corporation’s external auditor.

External Auditor Service Fees

KPMG LLP are the current auditors of the Corporation. Deloitte LLP was the auditor of the Corporation for the year ended March 31, 2018. A Notice of Change of Auditor dated October 4, 2018 was filed under the Corporation’s profile on SEDAR pursuant to Section 4.11 of NI 51-102. For the fiscal years ended March 31, 2019 and March 31, 2018, KPMG LLP (the Corporation’s current auditor) and Deloitte LLP (the Corporation’s previous auditor) and their respective affiliates, received fees from the Corporation as detailed below:

	Year ended March 31, 2018	Year ended March 31, 2019
	Fees paid to Deloitte	Fees paid to KPMG	Fees paid to Deloitte
Audit fees(1)	$1,670,687	$4,308,660	$874,230
Audit-related fees(2)	360,820	137,026	147,815
Tax fees(3)	434,925	45,441	70,924
	$2,466,432	$4,491,127	$1,092,969

(1) “Audit fees” refers to aggregate fees billed for professional services rendered for the audit of the Company's annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2) “Audit-related fees” refers to the aggregate audit-related fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported as “Audit fees”. The services provided were in connection with capital markets transactions and consultations on accounting matters.

(3) “Tax fees” refers to the aggregate tax fees billed for tax compliance, advice, planning and assistance with the preparation of tax returns. The services provided included compliance, advice, planning and assistance with the preparation of tax returns in connection with domestic and international operations.

INTERESTS OF EXPERTS

KPMG LLP are currently the auditors of the Corporation and have confirmed with respect to the Corporation, that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant US professional and regulatory standards.

The consolidated financial statements of Canopy Growth as at and for the years ended March 31, 2018 have been audited by Deloitte LLP. As of June 27, 2018 and throughout the period covered by the March 31, 2018 financial statements of Canopy Growth Corporation, on which they reported, Deloitte LLP was independent with respect to Canopy Growth within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Additional information including directors’ and executive officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities, where applicable, is contained in the management information circular prepared by the Corporation in connection with its annual general and special meeting of shareholders which is expected to be held on September 17, 2019. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the most recently completed financial year, each of which and is available under the Corporation profile at www.sedar.com.

SCHEDULE “A”

CANOPY GROWTH CORPORATION

(the “Corporation”)

AUDIT COMMITTEE MANDATE

Purpose

The Board of Directors (the “Board”) of Canopy Growth Corporation (“CGC”) has established the Audit Committee (the “Committee”) as a standing committee of the Board for the purposes of overseeing the audit and financial reporting process, ensuring the adequacy and effectiveness of CGC’s internal controls and procedures for financial reporting and ensuring the adequacy and effectiveness of CGC’s risk management program. The Committee is hereby constituted with all the powers and duties conferred on it by the laws governing CGC and such powers and duties as may be conferred on it from time to time by resolution of the Board.

Member Qualifications, Appointment and Removal

The members of the Committee (the “Members”), and from amongst those Members, the Chairperson of the Committee, are appointed annually by the Board. The Board will appoint not less than three directors as Members.

No director who is an officer or employee of CGC (or any related entity of CGC) may be a Member. The Committee and each Member must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies exercising control over CGC as may be in effect from time to time, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, Section 303A.02 of the NYSE Listed Company Manual (the “NYSE Manual”) and relevant rules of any other stock exchanges on which CGC’s shares are listed. In general, each Member must be free of any relationship with CGC that could or could reasonably be perceived to, in the opinion of the Board, interfere with the exercise of that director’s judgment as a Member.

All Members must be able to read and understand fundamental financial statements including CGC’s balance sheet, income statement and cash flow statement. At least one Member must have a professional accounting certification (or equivalent) or comparable experience and background that results in that Member’s financial sophistication. At least one Member must satisfy the definition of “financial expert” as set out in Item 407 of Regulation S-K under the United States Securities Act of 1933, as amended.

Any Member may be removed or replaced at any time by the Board as needed. A Member shall cease to be a Member upon ceasing to be a CGC director. The Board will fill vacancies on the Committee by the appointment of other qualified directors.

Duties and Responsibilities

In general, the Committee performs a number of roles including (i) assisting directors to meet their responsibilities, (ii) providing better communication between directors and CGC’s external auditors, (iii) monitoring the independence and performance of the external auditors, (iv) increasing the credibility and objectivity of financial reports, (v) strengthening the role of the directors by facilitating in-depth discussions amongst directors, management and the external auditors, (vi) overseeing CGC’s compliance with legal and regulatory requirements, and (vii) overseeing the performance of CGC’s internal audit function. The Committee will have the specific duties and responsibilities set out below, as well as other such duties that are, in the opinion of the Board, in line with the purpose of the Committee as stated above.

Relationship with Auditors

The Committee is responsible for managing, on behalf of CGC’s shareholders, the relationship between CGC and its external auditors. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	be directly responsible for recommending the selection and determining the compensation of the external auditor;
(b)	oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for CGC;
(c)

establish procedures to monitor the independence of the external auditor and take necessary actions to eliminate all factors that might impair or be perceived to impair the independence of the external auditor;

(d)	annually require the external auditors to identify the relationships that may affect its independence;
(e)	establish procedures for review and approval of all audit and permitted non-audit services provided by external auditors;
(f)	pre-approve all non-audit services to be provided to CGC or its subsidiaries by the external auditor, which pre-approval may be delegated to any Member;
(g)	provide the external auditor with the opportunity to meet with the Committee or the Board without management present at each regularly scheduled meeting of the Committee or the Board; and
(h)	review with the external auditor any audit problems or difficulties and management’s response.

Audit and Financial Reporting

The Committee is responsible for overseeing the audit and financial reporting process. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	review, establish and monitor each annual audit of the external auditor with a written audit plan, including scope, fees and schedule;
(b)	review with both management and the external auditor the appropriateness and acceptability of CGC’s critical accounting policies and any proposed changes thereto;
(c)

review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with CGC’s business, all alternative treatments of financial information with IFRS that have been discussed with management, the material assumptions made by management relating to them and their effect on CGC’s financial statements;

(d)	question management and the external auditor regarding financial reporting issues discussed during the fiscal period;
(e)	review any problems experienced by the external auditors in performing audits;
(f)	review and discuss the audited annual financial statements in conjunction with the external auditor and review with management all significant variances between comparative reporting periods;
(g)	review and discuss the external auditor’s report with the external auditor and management;
(h)

review all material written communications between the external auditor and management, including post audit or management letters containing recommendations of the external auditors, management’s response and follow up with respect to the identified weaknesses;

(i)	review with management and with the external auditors, as appropriate, CGC’s financial statements, MD&A and annual and interim earnings press releases prior to their public dissemination;
(j)

satisfy itself that adequate procedures are in place for the review of CGC’s public disclosure of financial information extracted or derived from CGC’s financial statements, other than the public dissemination referred to in (i) above;

(k)	review with management CGC’s relationship with the regulators and the quality of its filings with the regulators;
(l)	discuss CGC’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies; and
(m)	review with the General Counsel (“GC”) any current or anticipated litigation or legal activity that could have a material effect on CGC’s financial position.

Internal Controls and Procedures

The Committee is responsible for overseeing the design, implementation and on-going effectiveness of a system of internal controls. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	establish, monitor and review policies and procedures for internal accounting, financial control and management information (“Internal Controls”);
(b)

establish procedures for: (i) the receipt, retention and treatment of complaints received by CGC regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by CGC employees of concerns regarding questionable accounting or auditing matters;

(c)	monitor compliance with CGC’s Whistleblower Protection Policy and coordinate and review all investigations undertaken thereunder;
(d)	consult with the external auditor regarding the adequacy of the Internal Controls and review with the external auditor its report on the Internal Controls;

(e)	address, on a regular basis, any perceived shortcomings in the Internal Controls;
(f)	review the involvement of officers and directors in any matter related to business ethics or potential conflict of interest and advise the Board on the appropriate course of action;
(g)	review and approve CGC’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;
(h)

prior to CGC entering into any Related Transaction, review the Related Transaction and recommend its approval or rejection by the For the purposes of this Mandate, a “Related Transaction” means a business transaction or contract between CGC and a party in which a CGC director or officer has a direct or indirect interest. This direct or indirect interest could exist by virtue of the following: (i) the party is the director or officer; (ii) the director or officer, or their relative or spouse, is on the board of directors or is an officer of the party entering into such a business transaction with CGC; or (iii) the director or officer, or their relative or spouse, has a financial interest in the party entering into such a business transaction with CGC;

(i)	annually, review any ongoing Related Transactions and report to the Board; and
(j)	obtain from management adequate assurances that all statutory payments and withholdings have been in compliance with relevant laws and regulations.

Internal Audit Functions

The Committee is responsible for overseeing the performance of CGC’s internal audit function.

Risk Management

The Committee is responsible for overseeing the process by which CGC assesses and manages risk. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	identify risks inherent in CGC’s business (“Risks”);
(b)	maintain policies and procedures that address the Risks on a reasonable, cost- effective basis;
(c)

in conjunction with management, review, on an annual basis, all aspects of CGC’s risk management program, including all significant policies and procedures relating to insurance coverage, foreign exchange exposures and investments (including CGC’s use of financial risk management instruments);

(d)	monitor compliance with environmental codes of conduct and legislation; and
(e)	monitor compliance with safety codes of conduct and legislation.

Other

In furtherance of its duties, the Committee shall:

(a)	meet regularly with management to discuss any areas of concern to the Committee or management;

(b)	consider whether the quality of employees involved in the audit and financial reporting process and the processes described herein meets an acceptable standard;
(c)	annually review this Mandate and any other documents used by the Committee in fulfilling its duties and responsibilities;
(d)

annually obtain and review a report by the external auditor describing: CGC’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of CGC, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by CGC, and any steps taken to deal with any such issues; and

(e)	annually evaluate the performance of the Committee.

Meetings, Structure and Reporting

The Committee meets as required, but at least quarterly, typically, the day before the full Board to allow ample time for discussion. A majority of the Committee shall constitute a quorum. At all meetings of the Committee, every question shall be decided by a majority of the votes cast on the question. The Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and GC shall attend Committee meetings upon the Committee’s request and, subject to the Committee requesting otherwise, the Corporate Secretary, or his designee, shall act as secretary at all Committee meetings. The audit partner from the external auditor will be invited to meet with the Committee at least twice a year and may request a meeting with the Committee at any time.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Chairperson

The Chairperson’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organisation and mechanisms are in place and are working effectively. More specifically, the Chairperson shall:

(a)	chair meetings of the Committee;
(b)	in consultation with the Chairperson of the Board, the Lead Director, the Members, the CFO and Corporate Secretary, set the agendas for the meetings of the Committee;
(c)

in collaboration with the Chairperson of the Board, the Lead Director, the CEO, the CFO and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d)	assign work to Members;
(e)	approve the expense report of the Chairperson of the Board;

(f)

act as liaison and maintain communication with the Chairperson of the Board, the Lead Director and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee;

(g)	provide leadership to the Committee with respect to its functions as described in this Mandate and as otherwise may be appropriate; and
(h)	be available to the CFO one full business day per calendar quarter to provide advice and guidance.

Authority

The Committee shall have unrestricted access to CGC’s external auditors, CGC personnel and documents and shall be provided with the resources necessary to carry out its duties. The Committee may, in its sole discretion and at CGC’s expense, retain and agree to compensate independent counsel or advisors to assist with the performance of its duties.